Exhibit 99.2

Values

Algoma Steel Inc. Annual Report 2004

Algoma

Corporate Profile

Algoma Steel Inc. is built on a tradition of strength, courage and determination and has been a mainstay of the North American steel industry for more than 100 years. Today our revenues are derived from the manufacture and sale of hot and cold rolled sheet and plate. A fully integrated steel producer, we deliver responsive, customer driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, manufacturing, pipe and tube, and steel distribution industries.

The Company's renewed spirit and focus is reflected in our strengthening competitive and financial performance. Algoma Steel is on a course of action, emerging as a customer-focused, entrepreneurial organization committed to driving value - a company with choices.

	2004	2003	2002(1)
Financial Highlights (C$ millions)			
Sales	$ 1,803	$ 1,138	$ 1,169
EBITDA (2)	597	68	124
Net income (loss) (3)	344	8	(10)
Common shareholders' equity	912	370	345
Capital expenditures	42	37	26
Cash and short term investments (bank indebtedness)	453	(20)	(89)
Financial Ratios (%)			
Total debt to capital (net of cash)	0	34	50
Return on equity	38	2	(3)
Per Common Share			
Basic			
Net income (loss)	$ 9.35	$ 0.33	$ 0.72
Cash provided by (used in) operating activities	11.73	6.46	1.13
Common shareholders' equity (deficiency)	24.83	15.42	15.55
Diluted			
Net income (loss)	$ 8.83	$ 0.27	$ 0.56
Cash provided by (used in) operating activities	11.06	5.07	0.83
Common shareholders' equity (deficiency)	23.42	12.11	11.48
Operations (thousands of tons)			
Raw steel production	2,532	2,445	2,416
Steel shipments	2,198	2,170	2,136

(1) Effective January 1, 2002, the Corporation retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to foreign currency translation. The 2001 and 2002 results have been restated to reflect this change. See note 3 to the consolidated financial statements.
(2) EBITDA: Earnings before interest, taxes, depreciation and amortization, exchange loss on long-term debt, demutualization gain and reorganization expenses. This earnings measure is not a recognized measure for financial statement presentation under Canadian generally accepted accounting principles ("GAAP"). Non-GAAP earnings measures (such as EBITDA) do not have any standardized meaning and therefore may not be comparable to similar measures presented by other companies. This earnings measure is provided to assist users in analyzing operating profitability before non-operating expenses and non-cash charges.
(3) 2002 per share amounts relate to the eleven months ended December 31, 2002.

Contents

Message to Shareholders 1
Delivering on our Commitments 5
Driven by our Values 14
Algoma's Sustainability Report 15
Financial Sustainability 16
A Commitment to the Environment 17
Our Workplace and Our Community 18
Operations 19
Products and Markets 20
Management's Discussion and Analysis 21
Consolidated Financial Statements 38
Notes to Consolidated Financial Statements 41
Directors and Officers IBC
Shareholder and Investor Information IBC

A Commitment to Value

Over the past 24 months, Algoma has been on a course to build a thriving steel company that delivers sustained and growing value for our shareholders. We committed to a plan of action with the goal to strengthen the competitive and financial performance of the Company. Our long-term success is contingent on our ability to meet the needs of our customers, investors, and employees by improving the quality of our products and service, the value of our business, and the culture of our organization.

Continued >

We are pleased to report that 2004 was the most profitable year in the Company’s history, generating a net income of $343.8 million. This compares to $8.4 million during the same period in 2003. The Company reduced its net debt to total capital-ization from 34% at December 31, 2003, to 0% by June 2004 with a cash balance at year-end of $453.2 million.

The Company’s balance sheet improved through strong earnings and free cash flow, which was achieved despite a one-time pension funding contribution of $40 million and a $51.7 million profit share payment to our employees. Additionally, the Company received net proceeds of $81.5 million through an equity offering in February 2004. The result is a significantly lower risk profile, and the financial flex-ibility to position Algoma for future opportunities.

Algoma’s share price ended the year at $29.30. This amounts to an increase of 416% from the end of 2003, establishing Algoma as one of the top performers on the TSX in 2004. The increase can be attributed to strong market conditions as well as the Company’s focus on improving its manufacturing and commercial per-formance within this environment. In 2004, Algoma achieved outstanding results versus our North American peer group with the second highest operating income (earnings before interest and taxes) per ton on an annualized basis.

On the commercial side, Algoma’s contract to spot ratio increased to 50% - a 2007 target achieved two years ahead of schedule. Coke sales, which represent a new and significant non-steel source of revenue for the Company, totaled 62,400 tons, evidence of the entrepreneurial culture developing at Algoma.

Steel demand remained strong throughout the year, driving higher selling prices globally. While we expect the market to remain strong in the short term, we will continue to focus our efforts on improving our commercial and operating per-formance to ensure acceptable returns, on average, through the market cycle.

Last year at this time, we outlined a number of objectives for the Company in 2004. We are pleased to report achievements on all of these objectives which were made possible by the concerted effort of employees across the Company. Their dedication and steadfast focus on our objectives is reflective of a new spirit of accountability and employee involvement that is growing across the organization. It is an ongoing process that is designed to induce change in our corporate values and culture, and is critical to our long-term vitality.

In July, Algoma successfully negotiated 3-year labour agreements with both USWA Locals, representing approximately 2,800 employees. We believe that these collective agreements are fair and balanced and reward our employees for their contributions to our success. These agreements provide for increased stability and financial flexibility, positioning the Company well for the future.

(2)	Algoma Annual Report 2004

New processes and technology will provide full integration of all information systems and the foundational capability to improve analysis, and to facilitate quicker decision making and more efficient execution.

At Algoma, we continue to look for ways to reconfigure and improve our asset base to drive operating efficiencies. With the support of international engi-neering firms, a review of the condition of our No. 7 Blast Furnace and supporting maintenance plans was conducted which enabled us to defer the 35-day mainte-nance outage scheduled for mid-2005 to 2006 or later.

This past year the Company implemented facility-wide environmental system improvements resulting in ISO 14001 certification. Algoma takes its environmental responsibilities seriously, and is committed to pursuing opportuni-ties to maximize the efficiency of our operations while reducing the impact on our environment.

In 2004, the senior management team turned more of its focus to exploring strategic opportunities for the Company. We continue to work with our Board and with the support of business and financial consultants to drive shareholder value and position the Company for the long run.

After eighteen months of analysis, Algoma has finalized the scope of a Business Systems Renewal project. This three year, four phase initiative is focused on developing and implementing best practices throughout the entire organization from “order to cash”. These new processes and technology will provide full integra-tion of all information systems and the foundational capability to improve analysis, and to facilitate quicker decision making and more efficient execution.

In November, the Company also introduced a Shareholder Rights Plan, which is designed to ensure fair treatment for our shareholders in the event of a takeover bid. The Board determined it prudent to adopt such a plan, given Algoma’s growing cash build, improving performance and the ongoing consolidation within the steel industry.

Algoma Annual Report 2004	(3)

Consistent with our approach of evaluating opportunities to improve share-holder value, Algoma entered into the process to consider acquiring Canada’s largest steel company, Stelco. Our due diligence showed that despite the significant synergies that could be derived, the risks outweighed the benefits and we decided that proceed-ing with the transaction would not be in the best interests of our shareholders.

We will continue to set annual objectives for our Company, and measure and report on our performance against these objectives.

In 2005, Algoma’s priorities will be to:
•	Continue to optimize the business through the alignment of commercial and operations efforts to meet long term profitability and volume targets.
•	Improve service and reliability through business process changes and the establish-ment of a proactive customer service organization.
•	Complete the review of Algoma’s asset configuration and market position and initiate improvements.
•	Initiate a structured employee involvement program that aligns corporate cul-ture with business processes, systems and objectives and allows our employees to develop their full potential.
•	Launch the Business System Renewal Project to install best practices across the Company and continue to drive margin improvements.

Our performance will continue to be driven by an entrepreneurial culture that embraces innovative thinking and encourages our people to make decisions and take action that improves the business.
At Algoma, we are growing shareholder value, in part, by cultivating a cul-ture of values - developing a commitment to do what it takes to build a stronger, more competitive steel company. Keeping our word and earning our keep with more determination than ever to secure our Company’s long-term success, and continue to deliver greater value for our shareholders.

Benjamin Duster	Denis Turcotte
Chairman of the Board	President and Chief Executive Officer

(4)	Algoma Annual Report 2004

Delivering on our Commitments

Last year at this time, we set out a number of key objectives for Algoma in 2004. We challenged our employees to think creatively, act with initiative, and continually seek out ways to improve our business. The achievements of the past year are a testament to their dedication and efforts to build a company that delivers lasting value for all stakeholders.

Algoma Annual Report 2004 (5)

Thanks to the Cold Mill's "Clean Team",
cold roll coil surface quality is significantly improved. Customer feedback has been very positive as reflected in the reduction in claims.

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69%

reduction in
customer claims

Objective 1:
Improve the reliability and consistency of
our product quality and service.

Several key initiatives over the past year enabled Algoma to achieve a significant reduction in claims paid out relative to 2003 levels. The introduction of a “Clean Team”, a multidisciplinary group charged with the task of improving overall cleanliness of our cold roll products, is one example of how Algoma is working to continually improve the quality of our products and ensure high customer satisfaction rates.

Consistent
Quality

“ We’ve had customers tell us they can instantly recognize Algoma-made steel when they see it. That speaks volumes about the consistent quality of our product. And that’s something we’re very proud of.”

Robert Perin
Technical Sales Specialist

At Algoma's Quality Blanks International facility,
press operators Paula Shook and Maurice Jobidon conduct a quality inspection on brake housing blanks, checking for stamp depth and flatness.

Algoma Annual Report 2004 (7)

Margin Improvements in 2004 were broadly based

and included substantial purchasing, energy, and process cost savings. Several energy conservation efforts in the Plate and Strip Mill realized sizable cost savings qualifying Algoma for two energy conservation grants under Union Gas' Energy Efficiency Program.

Pulpit operator Elwood Powley keeps a close watch

on a hot rolled band as it moves through the six-stand finishing mill in the DSPC. In 2004 Algoma's DSPC hot roll band coil ranked among the top quartile of North American steel producers for its competitively low cost per ton.

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$120

million in improvements

Objective #2:
Pursue continuing financial improvement
through our Margin Improvement Plan
by lowering our costs and optimizing our
product/market mix.

Algoma initiated its Margin Improvement Plan in early 2003 to act as a focal point in supporting a culture of continuous improvement. To date we have realized over $120 million in improvements, and have over 100 cost and revenue enhancement initiatives under evaluation.

Top
Quartile

operating income

Objective #3:
Maintain tight control over working
capital and capital spending.

Despite superior earnings, we have maintained the inventory reductions realized in 2003, and established detailed inventory targets and accountabili-ties to support further reductions. These actions, combined with a continued focus on cost control and capital spending enabled us to achieve the second highest annualized operating income per ton in 2004 amongst our North American peer group. This also led to free cash flow of over $400M in 2004.

Continuous
improvement

“ We’re all encouraged to look for ways to make Algoma more efficient and more effective. Continuous improvement is not something we just talk about. It’s fundamental to how we operate.”

Jim Dale
Manufacturing Technology Associate
DSPC

Disciplined
execution

“ It’s not just about doing more with less. It’s about doing it right every time out.”

Dave Hammerstedt
Electrical Maintenance Technician
Plate Mill

Pat Capper, Process Specialist assigned to Ironmaking –

one member of the team responsible for this year's record blast furnace production. A 7% increase over 2003 production levels was achieved through improvements to operating practices that allowed for enhanced furnace stability.

Randy Merrifield, Crane Operator in Plate Finishing

aids with the smooth transition of equipment to keep the line moving. In 2004 productivity in the 166″ plate mill increased by an average of 31 more tons per turn over 2003 levels. This was accomplished with no additional manpower, strictly by faster pacing – 8.6 seconds per plate to be exact. It just goes to show how disciplined execution can impact the bottom line.

Algoma Annual Report 2004 (9)

An automated robotic tensile tester in the mechanical lab tests the yield strength, tensile strength and maximum strain of the steel using state of the art software that is capable of performing 220 user defined calculations.

Marcel

Shift Coordinator Marcel LaMarche keeps a close eye on the basic oxygen furnace. Cross-functional coordination is critical in Steelmaking as the integral link between the primary and finishing ends of the operation.

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Zero‘T’

Objective #4:
Continue our grade development
program to provide stronger, lighter
and more formable products.

Ongoing research and testing have enabled us to develop new products that give our customers an advantage. This year Algoma launched its newest response to market demand for high strength steel - DSPC 700B/770B - a superior HSLA light gauge product with minimum yield strength exceeding 700 MPa, excellent bending capability and unmatched dimen-sional control. This and other innovative product work has enabled us to increase our value-added sales by 18% in 2004.

400
Leaders trained

Objective #5:
Reinforce successful leadership practices
to improve accountability and effectiveness
while maintaining an action-oriented
culture focused on results.

Algoma has developed and implemented a systematic appraisal and talent pool development process to measure and improve the effectiveness of lead-ers throughout the organization. All effectiveness appraisals are calibrated in cross-functional gearing sessions to ensure a consistent performance standard; and all of our leaders have been trained in measuring effective-ness and coached on fulfilling their mentoring and employee development accountabilities.

Innovative
thinking

“ We know that final product performance is the true measure of our success. Our daily challenge is to solve problems with new answers.”

Sosto Pittelli
Metallographer

Effective
leadership

“ When you know where you’re headed you can focus on how to get there. They give us the necessary context and authority and we take it from there.”

Robert Craig
Turbo Blower Operator
#7 Blast Furnace

Zero-T Bending. Why settle for more?

Using innovation and a solutions-based approach, Algoma has established a strong market presence as a supplier of steel for demanding automotive applications. Algoma's new DSPC700B/770B offers customers a high strength, light gauge solution where final part performance is the true measure of success.

Accountable leadership requires that every employee "keep their word"

and "earn their keep". At Algoma, this paradigm applies at every level of the organization and is the basis of an ongoing cultural shift. Here, members of Algoma's executive are joined by members of the operations team in the DSPC coil bay. In the foreground, left to right are Glen Manchester, Paul Finley, Denis Turcotte, Armando Plastino and Steve Boniferro.

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By focusing on key business drivers over the past 24 months,

Algoma has positioned itself as a Company with choices. Going forward we are committed to maintaining that focus as we actively explore all strategic opportunities that could drive shareholder value.

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0%
net debt

A company with options

Objective #6:
Investigate strategic growth opportunities

An aggressive 24 month course of action has positioned Algoma as a com-pany with choices, focused on one goal - shareholder value. In keeping with our commitment to investigate all strategic opportunities, Algoma entered into the bid process for Stelco and actively explored the synergies and ben-efits that could be derived from a combination of the assets. In the end we decided that the potential risks and obligations were such that proceeding with the transaction would not be in the interest of our shareholders. Going forward, any merger, acquisition or growth initiative will be evaluated on its merit and fit with our strategic criteria.

Long-term
thinking

“ We know strong markets come and go over time. We’re constantly planning our response to market changes and working to position the business for profitability throughout the cycle.”

Richard Peters
Manager, Planning and Analysis

Solid engineering analysis

has enabled us to push out the blast furnace reline to 2010 or beyond. With continual monitoring and maintenance we can manage this asset to aid in strategically positioning the Company for the long-term.

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Driven by our Values

Values

- Strong balance sheet
- Low cost structure
- Low risk profile
- Superior performance
- Sustainability
- Shareholder value

- Accountable
- Focused
- Action oriented
- Entrepreneurial
- Innovative
- Strategic

Algoma is committed to enhancing shareholder value by developing a culture based on values.

We are building a thriving, competitive and sustainable steel company by focusing our efforts on meeting the needs of three important groups that are critical to our long-term success:

our customers, our investors and our employees.

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Algoma's Sustainability Report

For Today and Tomorrow

At Algoma, we are committed to building a sustainable business that delivers for all of our stakeholders. We take this accountability seriously, because we are more than a steel company, we are a vital part of the community. More than ever, we are focusing our efforts on the long-term viability of our Company: building a business for today and tomorrow; working to minimize our impact on the environment; and securing a positive future for our Company, our people and the communities in which we live.

Economic Responsibility
Valuing a sustainable return on investment for all stakeholders.

Environmental Responsibility
Valuing the resources we use and the environment that supports us.

Social Responsibility
Valuing our people and the communities in which we operate.

Algoma Annual Report 2004 (15)

Financial Sustainability

At Algoma we are committed to ensuring our economic strength and competitive position for today and tomorrow. To this end, we have made significant progress in 2004 to improve our Company’s risk profile and to elevate shareholder value.

Through our Margin Improvement Plan, introduced in Janu-ary 2003, we have achieved $120 million in benefits to date, and identified a further $150 million of potential opportuni-ties. This plan was initiated with the goal to improve our trend-line profitability and to offset increases to input prices and other escalating costs outside the control of management. One of the challenges facing our Company is increased costs for raw materials and this plan should assist in partially miti-gating the effect of those increases.
Algoma is one of the lowest cost producers in North America, as evidenced by our strong performance in 2004 in terms of operating income per ton versus our competitors and cost comparisons compiled by independent sources. Other fac-tors which contribute to our strong position include the low cost conversion of ladle steel directly into coils on the Direct Strip Production Complex, our self sufficiency in coke, favourable prices contracted into early 2006 for a majority of our coal needs, and a large blast furnace linked to efficient steelmaking assets.
In 2004 Algoma fully benefited from the reductions in employment levels implemented in 2003. Reducing our staff complement by 700 people over thirteen months resulted in annualized cost reductions of approximately $45 million. These reductions were achieved while increasing shipments over previous years.
Strong steel markets in 2004 combined with contin-ued control over spending resulted in EBITDA increasing to $597 million from $68 million in 2003. Capital expenditures continued to be restrained increasing only slightly to $42 mil-lion from $37 million in 2003. Asset sales resulted in proceeds of $15 million, while an equity issue in early 2004 generated net proceeds of $81.5 million. The net result was a substan-tially stronger balance sheet with the elimination of bank debt, and a cash and marketable securities balance at year end of $453 million.
In 2005 the management team will be focused on investigating strategic options, guided by the objective of maximizing value for our shareholders. We anticipate substan-tial advancement of this strategic review in 2005, which should provide a longer-term direction for Algoma.

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A Commitment to the Environment

Algoma is committed to maximizing resource efficiency with an emphasis on energy and water conservation, and waste management. We maintain strong environmental perfor-mance standards with respect to pollution prevention and environmental protection.

In 2004 Algoma successfully achieved facility-wide registra-tion with the globally recognized environmental standard ISO 14001, ensuring our environmental management system is fully aligned with environmental best practices.
Algoma considers energy efficiency a priority and has reduced the energy intensity of our operation by over 8% since 1993. In addition we are pursuing opportunities to intro-duce cogeneration into the operation to consume waste fuels. Through energy-focused activities, we have reduced overall CO2 emissions by 10% since 1993 (Canada’s commitment under the Kyoto Accord was 6%), and CO2 intensity by 18%.
Our efforts in resource conservation extend to water as well where we have refined production processes and recon-figured facilities to increase the amount of process water we reuse and recycle. Algoma has reduced one-time consumption and the amount of water discharged by 26.8%. Furthermore, we maintain 100% compliance with regulatory requirements set by provincial authorities for all process water discharges.
At Algoma, we know the air quality in our community and across the province is vital to our well-being. To this end, we have contributed to ongoing efforts by all Ontario steel producers to reduce emissions that contribute to smog and acid rain. Over the last ten years, Algoma has reduced sulphur dioxide emissions by 90% and nitrogen oxide emissions by 33%. Going forward, as we move to retrofit and upgrade our furnaces and boilers, we plan to introduce new low-NOx technology into the new burner designs.
    Waste management is another ongoing challenge at Algoma. We are actively pursuing alternatives to landfill for the many by-products of integrated steelmaking. Since 1997 we have succeeded in reducing waste disposal to landfill by 43%.
    In keeping with our environmental policy, and
consistent with our commitment to maintain the high standards of an ISO 14001 environmental management system, we have set some aggressive targets for our operation for 2005.
These include:
• Maintain 100% compliance with water effluent
•  Complete the removal and disposal of stored PCB material
• Complete the final year of a voluntary Environmental Management Agreement and negotiate a new agreement
• Continue to reduce particulate emissions through an aggressive Road Dust Reduction Program

Algoma Annual Report 2004	(17)

Our Workplace and Our Community

At Algoma, we are building a healthy, safe, results-oriented workplace where employees are encouraged to contribute and share in the success of the Company. Our financial success allows us to provide active community support and leadership, enhancing the quality of life of our employees, our families and our neighbours.

Through extensive organizational redesign, proactive commu-nications and the development of our leaders, we are building an entrepreneurial, action-oriented culture where people are focused on results and committed to keeping their word and earning their keep. We value and encourage the involvement of all employees in a respectful environment where full, true and plain disclosure is the communications standard.
We have adopted a zero injury philosophy with a goal to achieve zero lost time performance. Over the last ten years we have made significant strides in this direction, reaching consecutively low first treatment frequency levels. Algoma’s joint health and safety team actively promotes safety through new employee inductions and department specific training by focusing on hazards in the mill, safe work procedures and job safe practices. As well, in 2004 the committee provided refresher training for all supervisors and managers on essential legislation and Algoma’s Health and Safety Program.
Despite our diligent focus on safety, in April 2004 one of our employees suffered fatal injuries from a fall while working at the basic oxygen steel production unit. This tragedy solidifies our relentless commitment to keeping safety top of mind to ensure tragedies like this are never forgotten and never repeated.
In 2005 Algoma will conduct a thorough review of its existing health and safety program in an effort to reinforce the positive aspects of the program and introduce new, innovative ideas to stimulate a step change improvement toward a goal of zero lost time injuries. Additionally, as a preventative measure we will implement an ergonomic program, focusing on reduc-ing pains and strains in the workplace. At the community level, Algoma Steel will continue to be an active participant in the Sault Ste Marie Safe Communities Partnership and the Sault Ste Marie IAPA.
Employee well being was further enhanced in 2004 through Algoma’s profit-share program which enabled all employees to share directly in the success of the Company. Strong financial performance generated an initial $10,000 payout to every employee in November, 2004 with an average $7,000 balance based on 2004 results payable March 31, 2005.
Our charitable giving program combined with in-kind contributions and employee volunteerism enables us to address community needs in five areas of focus including healthcare, education, sports and recreation, social services, and arts, culture and the environment. This year Algoma, together with our employees and retirees collectively donated more than $200,000 to the United Way in support of 22 community-based agen-cies that ensure our contribution goes where it is needed most. In 2004 Algoma was also a strong contributor to many other worthy causes, some of which include RotaryFest, the Juvenile Diabetes Research Foundation, the Art Gallery of Algoma, the High School CPR Program, Easter Seals, the Alzheimer’s Society, the Algoma Fall Festival and the Soup Kitchen.

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Operations

This year, our operation achieved solid performance gains by focusing on maximizing the push and pull potential of the integrated process.

Capitalizing on strong market demand for coke, Algoma in-creased cokemaking capacity with the commissioning of a new door machine and became a net exporter of coke, generating 62,400 surplus tons for sale.
Ironmaking topped targeted pre-reline capacity for the Blast Furnace with an all-time record annual production of 2.413 million tons, representing a 7% increase over 2003 production levels. This was achieved through improvements to operating practices that allowed for enhanced furnace stability. The more stable operation resulted in the added advantage of a reduction in the asset deterioration rate. The Company con-tinues to monitor and operate this asset under the operating and maintenance plan that was developed in 2003 to ensure asset integrity and minimize risk as we look to a reline in 2010 or beyond.

    Steelmaking, pushed by Ironmaking and pulled by the ever improving DSPC operation, succeeded in achieving a liquid steel production record of its own.
Fed by the blast furnace’s strong performance, Algoma’s Direct Strip Production Complex continued to increase production month over month culminating in a new production record in November of 152,671 tons, the equivalent of 1.8 million tons annualized. For the year over-all, the DSPC continued to approach its rated capacity of 2.0 million tons, producing 1.6 million tons in 2004. Efforts to increase production to 2.0 million tons by 2006 are currently underway.
As part of Algoma’s ongoing shift toward value-added the Company shipped 153,000 tons of heat treated plate in response to growing market demand. Continuous process improvements in this area of the operation are aimed at increasing output capacity going forward.

Algoma Annual Report 2004	(19)

Products and Markets

Algoma continues to differentiate itself in the industry as a meaningful supplier of superior high-strength, light gauge steels.

Our Direct Strip Production Complex (DSPC), Algoma’s cornerstone asset, continues to provide opportunities for product advancement and market growth. This year Algoma’s product development team responded to a growing market for high strength steels for demanding automotive applications with the launch of Algoma’s newest HSLA brand - DSPC 700B/770B. This superior high strength low alloy, light gauge product offers minimum yield strength exceeding 700MPa, ex-cellent bending capability and unmatched dimensional control. The new product line addresses issues of tolerance stacking, spring back and performance in-use, and cost for customers who measure their success by final part performance.
Building on our current automotive customer base, Algoma also established a strong market presence as a supplier of steel for automotive seating systems, particularly seat tracks and risers. By introducing both traditional and differentiated products the technical team worked with automotive customers to provide them with a stronger, lighter solution.
In 2004 Algoma also entered into the commercial vehicle market on a direct supply basis, providing heat treat plate and high strength low alloy sheet to manufacturers of dump truck bodies and other commercial and utility vehicles.

Working with our customers, we will focus on reducing vehicle weight to enable customers to realize a measurable improve-ment in their competitive position. In 2005 we plan to work with other manufacturers in this sector to continue to provide an advantage in steel.
In keeping with our goal to build a more customer-centric orientation, several employee team visits to customer sites were coordinated in 2004. Drawing from a broad cross section of departments and roles, these teams provided front line operators with valuable insight into customer needs and service expectations. In August, Algoma hosted a customer appreciation event with more than sixty customers in atten-dance. This enabled our customers to meet Algoma’s operating people and see first-hand how their product is made.
As a result of our concerted effort to improve custom-er satisfaction this year, Algoma was ranked very favourably among its peers. In an independent steel customer satisfaction report by Jacobson and Associates, Algoma ranked number one for customer loyalty. Going forward we will be looking to sustain this high level of performance as we make continuous improvements to our product quality and service.

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Management’s Discussion and Analysis

This MD&A is current as of February 8, 2005 and should be read in conjunction with the 2004 Audited Consolidated Financial Statements and accompanying Notes. This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions. The use of for-ward-looking words such as “may,” “will,” “expect” or similar variations generally identify such statements. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties.

Additional information about Algoma Steel is available on the Corporation’s Annual Information Form, which can be accessed from SEDAR at www.sedar.com.

Contents
Reorganization	22	Risks and Uncertainties	30
Overall Performance	22	Highly Competitive Nature of the Global Steel Industry
Selected Annual Financial Information	22	Low Priced Imports and Trade Regulation
Results of Operations	23	Cyclicality of the North American Steel Industry
Sales		Supply and Cost of Raw Materials and Energy
Operating Costs		Currency Fluctuations
Administrative and Selling Expenses		Underfunding of Pension Plans
Depreciation and Amortization		Post Employment Benefits
Interest Expense		Substantial Capital Investment, Capital Commitments and Maintenance Expenditures Required
Foreign Exchange Gain		Variability of Financial Results
Provision for Income Taxes		Adverse Impact of the Company’s Level of Indebtedness
Financial Condition, Liquidity and Capital Resources	26	Financial Restrictions
Cash Provided from Operations		Labour Matters
Cash Used for Investment Activities		Environmental Matters
Cash Provided by (Used for) Financing Activities		Technology and Competition
Contractual Obligations		Recent Insolvencies
Capital Resources		Competition of Products with Other Materials
Off Balance Sheet Financing		Unexpected Equipment Failures
Changes in Accounting Policies	28	Dependence on Senior Management
Critical Accounting Estimates	28	Insurance
Valuation of Income Tax Assets		Future Capital Requirements
Employee Future Benefits		Tax Loss Carryforwards
Future Environmental Liabilities		Effect of Potential Future Acquisitions
Derivative Financial Instruments	29
Trade	29
Outlook	30

Algoma Annual Report 2004	(21)

Management’s Discussion and Analysis

Reorganization

On January 29, 2002, Algoma implemented its Plan of Arrangement and Reorganization and emerged from protection under the Companies’ Creditors Arrangement Act (“CCAA”). The reorganization was reported in conformity with fresh start accounting prin-ciples with an effective date of January 31, 2002 (see note 1 to the consolidated financial statements for additional information).

Overall Performance

In 2004, Algoma reported net income of $343.8 million (basic earnings per share of $9.35 or diluted earnings of $8.83 per share) compared to net income of $8.4 million in 2003 and a net loss of $9.6 million in 2002. The increase in net income over 2003 and 2002 was due mainly to higher selling prices. The improvement in price levels experienced in 2004 was attributed primarily to stronger global steel markets, particularly China, combined with improved steel demand in North America.

Costs increased for the major elements in 2004 over 2003 and particularly for raw material and energy costs. Increased prices for raw materials, which are primarily denominated in U.S. dollars, were partially offset by the effect of a stronger Canadian dollar. The increase to energy costs was due mainly to higher prices and consumption of natural gas.

There was a significant improvement in 2004 to the Company’s balance sheet as the combination of strong cash flow and an $81.9 million equity issue resulted in the elimination of bank debt from 2003 and a cash and short-term investment bal-ance at December 31, 2004 of $453.2 million. This balance, combined with higher receivables, inventories and a future income tax asset of $59.4 million, resulted in current assets reaching $1,028.4 million in 2004 compared to $369.7 million at the end of 2003. Shareholders’ equity increased substantially to $912.3 million at the end of 2004 compared to $370.1 million at the end of 2003.

In order to minimize cash taxes, the Company has requested amendments to prior years’ tax returns. This contributed to tax depreciation exceeding book depreciation by a significant amount and resulting in a long-term income tax liability of $139.8 million.

Selected Annual Financial Information

(in millions of dollars except per share amounts)	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Net Sales	$1,803.1	$1,138.2	$1,080.1	$88.4
Net Income (Loss)	$343.8	$8.4	$16.5	$(26.1)
Earnings per Common Share:
Basic	$9.35	$0.33	$0.72	$(0.49)
Diluted	$8.83	$0.27	$0.56	$(0.49)

(in millions of dollars)	December 31, 2004	December 31, 2003	December 31, 2002	January 31, 2002
Total Assets	$1,673.4	$1,028.8	$1,131.8	$1,041.5
Total Long-Term Liabilities	$570.2	$498.1	$528.6	$552.8

Total assets increased $644.6 million in 2004. The increase is mainly attributable to cash provided from operations and an equity issue resulting in an increase in the year-end balances for cash and cash equivalents and short-term investments of $453.2 mil-lion. Other changes included an increase in accounts receivable, inventories and the addition of a future income tax asset of $59.4 million. The Corporation has requested amendments to prior years’ Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments have resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book depreciation.

(22)	Algoma Annual Report 2004

Total long-term liabilities increased $72.1 million in 2004. The increase is attributable to the recognition of a future income tax liability as at December 31, 2004 of $139.8 million, offset by a reduction in long-term debt and the accrued pen-sion liability. Long-term debt decreased $14.1 million due to the strengthening of the Canadian dollar versus the U.S. dollar as at December 31, 2004 compared to December 31, 2003 and the redemption of the 1% Notes. The U.S. dollar 11% Notes remained unchanged at $125 million. The accrued pension liability at year-end was $40.3 million compared to $87.4 million as at December 31, 2003. The reduction is mainly attributable to a one-time payment in 2004 of $40.0 million associated with the new collective bargaining agreements.

Results of Operations

Algoma Steel posted record earnings for the year ended December 31, 2004. Income from operations for the year was $545.0 mil-lion as compared to $12.6 million last year. The significant increase was mainly attributable to higher steel prices.

for the years ended December 31 (in millions except shipments and per share amounts)	2004	2003	Change	% Change
Steel Shipments (000’s tons)	2,198.2	2,170.0	28.2	1.3%
Raw Steel Production (000’s tons)	2,532.4	2,444.6	87.8	3.6%
Sales	$1,803.1	$1,138.2	$664.9	58.4%
EBITDA	597.2	67.5	529.7	784.7%
Net Income	343.8	8.4	335.4	3,992.9%
Diluted Earnings per Share	$8.83	$0.27	$8.56	3,170.4%

Sales

Sales totaled $1.80 billion for the year ended December 31, 2004 on steel shipments of 2.198 million tons. This compares to 2003 sales of $1.14 billion on steel shipments of 2.170 million tons. Selling prices increased steadily throughout the first three quarters of 2004 peaking in September. The average realized price for steel for 2004 increased 54.6% over 2003.

	2004		2003		Change
	Sales		Sales		Sales
for the years ended December 31	(millions)	per ton	(millions)	per ton	(millions)	per ton
Sheet	$1,239.6	$699	$802.1	$456	$437.5	$243
Plate	434.5	1,021	247.3	605	187.2	416
Freight	62.1	28	58.3	27	3.8	1
Total Steel Products	1,736.2	790	1,107.7	511	628.5	279
Non-steel Sales	66.9		30.5		36.4
Total	$1,803.1	$820	$1,138.2	$525	$664.9	$295

The mix between sheet and plate products shifted slightly with plate products accounting for 19.3% of total shipments in 2004 as compared to 18.9% in 2003. Sheet products include hot-rolled coils, cut-to-length cold-rolled coils and first-stage blanks. Total shipments of sheet products were up less than 1%. Plate products include as-rolled and heat-treated plate, and welded wide flange beams. Shipments of plate products increased 3.9% over 2003. Overall shipments increased 1.3% versus last year mainly due to higher production levels.

Steel Shipments

	2004		2003		Change
for the years ended December 31	000’s tons	%	000’s tons	%	000’s tons	%
Sheet	1,772.9	80.7%	1,760.6	81.1%	12.3	0.7%
Plate	425.3	19.3%	409.4	18.9%	15.9	3.9%
Total	2,198.2	100.0%	2,170.0	100.0%	28.2	1.3%

Algoma Annual Report 2004	(23)

Management’s Discussion and Analysis

Algoma was able to capitalize on strong market demands for coke products during 2004. The addition of a door machine on the coke ovens, commissioned in the second quarter, increased the Company’s coke making capacity. This factor, combined with increased usage of natural gas as a replacement for coke in the blast furnace, resulted in the sale of 62,400 tons of furnace coke. There were no sales of furnace coke in 2003.

Operating Costs

Cost of sales for the year 2004 totaled $1.15 billion as compared to $1.02 billion last year. The 12% increase is mainly attribut-able to higher operating costs, an increase in shipments and the addition of coke sales. Cost per ton for steel products averaged $453 for 2004, an increase of 5.1% over last year. The high level operating income realized in 2004, resulted in profit sharing expense of $51.7 million or $24 per ton shipped.

Cost of Sales

	2004		2003		Change per ton
for the years ended December 31	per ton	(millions)	per ton	(millions)	$	%
Steel Products	$453	$996.1	$431	$936.2	$22	5.1%
Profit Sharing	24	51.7	-	-	24
Freight	28	62.1	27	58.3	1
Non-steel		40.4		30.2
Total	$523	$1,150.3	$472	$1,024.7	$51	10.8%

Major elements of operating costs for steel products: (excludes profit sharing costs)

	2004	2003	2002	2001
Raw Materials	41%	42%	41%	36%
Employment Costs	24%	25%	25%	30%
Other Supplies and Services	16%	17%	19%	20%
Energy	19%	16%	15%	14%
Total	100%	100%	100%	100%

(The proportion of these major elements for January 2002 and the eleven-month period does not vary significantly from that presented for the year 2002.)

Raw Materials

Raw materials include coal, ore, purchased coke, purchased scrap, purchased steel and alloys.

The cost of raw materials per ton of steel increased 11% in 2004 with higher U.S. dollar prices partially offset by the benefits of a strengthening Canadian dollar. The average exchange rate of the Canadian dollar to the U.S. dollar was $1.3013 in 2004 compared to $1.4010 in 2003, an appreciation of almost 8%. The majority of Algoma’s raw material purchases are priced in U.S. dollars.

Algoma obtains its coal requirements through a U.S. supplier with the coal held in a consignment inventory in Sault Ste. Marie. The current agreement with this supplier expires March 31, 2006. Coal consumption in 2004 totaled $107 million, an increase of $8 million from last year’s total of $99 million. The increase was mainly attributable to higher production levels of coke.

Algoma has an exclusive supply agreement with Cleveland-Cliffs Inc. for the supply of iron ore with 12 years remain-ing in the 15-year agreement. (Refer to notes 16 and 19 of the notes to the consolidated financial statements for more details.) Consumption of iron ore in 2004 totaled $195 million, an increase of 9% from 2003 in which Algoma consumed $179 million of iron ore. Production of hot metal increased 7% in 2004 from last year accounting for the majority of the increase in spending.

The cost of alloys increased significantly during 2004. Consumption of alloys totaled $87 million. This represents an increase of 55% from the 2003 consumption total of $56 million. Although production levels were higher in 2004 versus last year, the increase is mainly attributable to higher prices.

(24)	Algoma Annual Report 2004

Algoma consumed 132,000 of purchased scrap in 2004 at a total cost of $30 million. This compares to consumption of 179,000 tons of purchased scrap in 2003 at a total cost of $32 million. With scrap prices increasing significantly in 2004, the Company was selective in its purchases and took measures to minimize the consumption of purchased scrap. Algoma consumes approximately 700,000 tons of scrap annually with most of its scrap requirements generated from internal sources.

In 2003, Algoma purchased quantities of furnace and nut coke that it consumed in 2003 and 2004. Tons of purchased coke consumed in 2004 totaled 51,400 at a cost of $10.6 million as compared to 33,400 tons in 2003 at a cost of $7.6 million.

Employment Costs

The Company entered into new three-year collective agreements on August 1, 2004 with both the salaried and hourly union groups. The new agreements include wage and benefit increases and a pension benefit improvement. The average labour cost per hour, including all benefit costs but excluding profit sharing, increased by almost 13% in 2004. Lower average manning levels partially offset higher labour rates and benefit costs resulting in a 7% increase in total employment costs, excluding profit sharing, in 2004. Pension and post employment costs account for over half of the increase. At the end of 2004, there were approximately 3,000 employees working at Algoma, up approximately 100 from the end of 2003.

Algoma has a profit sharing plan in which all employees, except the executives, participate. Plan details can be found in note 13 of the notes to the consolidated financial statements. Profit sharing costs totaled $51.7 million in 2004 or $24 per ton of steel shipped. There was no profit sharing in 2003.

Other Supplies and Services

Included in other supplies and services are costs related to the purchase of services and materials used in both operating and maintenance activities. Expenditures in 2004 were flat versus 2003 despite an increase in production resulting in a 4% decrease in the cost per ton. This is a reflection of the Company’s cost control initiatives.

Energy

Energy costs include natural gas, purchased electricity, oxygen and other miscellaneous items.

Algoma’s total energy costs increased significantly in 2004 accounting for 19% of total operating costs versus 16% in 2003. The major factor was the higher consumption of natural gas in the blast furnace. In order to maximize coke available for sale in 2004, the Company adjusted the fuel mix in the blast furnace displacing coke consumption for natural gas. Profits realized in the sale of coke exceed the fuel cost penalty at the blast furnace. Total natural gas costs were $131 million in 2004 compared to $89 million in 2003. Increased natural gas consumption in the blast furnace accounts for approximately $31 million of the total year-over-year increase of $42 million. The average cost of natural gas was up approximately 11% versus last year.

The cost of purchased electricity increased in 2004 by 9%. Total consumption was up slightly from 2003. Purchased electricity consumed in operations during 2004 totaled $40 million compared to $35 million in 2003.

Praxair Canada Inc. supplies oxygen, argon and nitrogen under a contract that has 10.5 years remaining at the end of December 2004. Algoma’s total cost of oxygen in 2004 was virtually unchanged from 2003 at $23 million.

Administrative and Selling Expenses

Administrative and selling expenses for the year ended December 31, 2004 totaled $55.6 million as compared to $46.0 mil-lion for 2003. The $9.6 million increase was mainly attributable to higher expenditures for consulting and professional fees, an increase in employment costs and management bonuses. The increase in spending for consulting and professional fees is related to several improvement initiatives and strategic activities of the fourth quarter.

Algoma Annual Report 2004	(25)

Management’s Discussion and Analysis

Other Income Statement Items

for the years ended December 31 (in millions of dollars)	2004	2003	Change
EBITDA	$597.2	$67.5	$529.7
Depreciation and Amortization	52.2	54.9	(2.7)
Income from Operations	545.0	12.6	532.4
Net Interest Expense	16.2	26.1	(9.9)
Foreign Exchange Gain	(9.2)	(40.0)	30.8
Other Income (Expense)	1.4	0.3	1.1
Income before Income Taxes	539.4	26.8	512.6
Provision for Income Taxes	195.6	18.4	177.2
Net Income	343.8	8.4	335.4

Depreciation and Amortization

Depreciation and amortization expense for 2004 totaled $52.2 million as compared to $54.9 million last year. The reduction in expense is a reflection of the relatively low levels of capital spending over the last three years combined with certain assets being fully depreciated in this timeframe.

Interest Expense

In the first quarter of 2004, Algoma Steel issued 10 million common shares for net proceeds of $81.9 million. This, combined with the cash flow generated from 2004 profits, resulted in cash and securities totaling $453.2 million at the end of the year. This compares to a balance on the operating line at the end of 2003 of $20.4 million. The elimination of bank debt, combined with interest income from cash and securities, resulted in a reduction of $9.9 million to interest expense for the year 2004. Interest on the Company’s long-term debt of U.S. $125 million is at 11% and any differences in interest expense on long-term debt year-over-year are attributed to differences in the exchange rate.

Foreign Exchange Gain

The Company recognized a foreign exchange gain in 2004 of $9.2 million as compared to a gain in 2003 of $40.0 million. The gains reflect the appreciation of the Canadian dollar versus the U.S. dollar in both years and are mainly attributable to the U.S. denominated debt of $125 million.

Provision for Income Taxes

For the year ended December 31, 2004, the provision for income taxes was $195.6 million as compared to $18.4 million for 2003. The cash portion of the 2004 provision was $2.6 million versus $2.2 million for 2003.

The tax benefit of losses from previous years totaling $59.4 million has been classified as a current asset as they are expected to reduce taxable income in 2005. A future long-term tax liability of $139.8 million reflects tax depreciation deducted in excess of book amortization. For further information, see note 15 of the notes to the consolidated financial statements.

Financial Condition, Liquidity and Capital Resources
Statement of Cash Flows

for the years ended December 31 (in millions)	2004	2003	Change	% Change
Net Income	$343.8	$8.4	$335.4	3,993%
Cash Provided from Operations before Changes in Working Capital	$542.6	$66.7	$475.9	713%
Cash Provided from Operating Activities	$430.8	$153.6	$277.2	180%
Cash Used for Investment Activities	$294.2	$37.0	$257.2	695%
Cash Provided by (Used for) Financing Activities	$49.6	$(116.6)	$166.2	NA

(26)	Algoma Annual Report 2004

Cash Provided from Operations

Significant increases in steel prices throughout much of 2004 resulted in strong cash flow from operations and a substantial improvement to the Company’s liquidity. Cash provided from operations before changes in working capital in 2004 was $542.6 million compared to $66.7 million in 2003. Changes in operating working capital resulted in a use of $111.8 million in 2004, compared to cash provided from working capital in 2003 of $86.9 million. The increase in working capital in 2004 was mainly attributable to an increase in accounts receivable, a reflection of much higher pricing over 2003 year-end levels. Higher inventory levels at the end of 2004 were offset by an increase in accounts payable and accrued liabilities. The increase in inventories reflects higher costs of production in 2004 compared to 2003 and higher levels of finished products on-hand at year-end. The increase in accounts payable and accrued liabilities is mainly attributable to the accrual for profit sharing to be paid at the end of the first quarter. In 2003, changes in working capital provided $86.9 million, the result of a reduction of inventory levels from the 2002 year-end and a reduction in accounts receivable due to lower selling prices.

Cash Used for Investment Activities

The significant increase in cash used for investment activities, $294.2 million in 2004 compared to $37.0 million in 2003, is the result of short-term investments held at the end of 2004 in the amount of $267.0 million as compared to $0.2 million at the end of 2003. Capital asset additions totalled $42.4 million in 2004, an increase from the $36.8 million of capital asset additions in the year 2003. The Company realized $15.0 million from the sale of surplus capital assets during the year, approximately $12.5 million from the sale of tube mill assets and $2.5 million from the sale of surplus land and buildings.

At December 31, 2004, the Company had commitments for future capital expenditures totalling $12.1 million, relating primarily to the purchase of manufacturing equipment. Capital expenditures in 2005 are expected to be higher than 2004 due to sustaining capital investment and the launch of a business systems renewal project.

Cash Provided by (Used for) Financing Activities

Financing activities in 2004 included the issue of 10 million common shares for proceeds of $81.9 million, payment of deferred interest on long-term debt of $9.3 million, a payment of $1.8 million for the redemption of the 1% convertible notes, and a decrease in bank indebtedness of $20.4 million. Financing activities in 2003 included repayment of the term loan of $29.0 mil-lion, the payment of deferred interest on long-term debt of $16.4 million, the incurrence of financing expenses of $4.6 million, and a decrease in bank indebtedness of $68.2 million.

Contractual Obligations

Algoma’s contractual obligations and their payment due dates are as follows:

(millions of dollars)	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-term Debt	$150.3	$-	$15.0	$30.1	$105.2
Operating Leases	3.1	1.3	1.1	0.7	-
Purchase Obligations (1)	2,303.2	430.5	365.1	336.3	1,171.3
Other Long-Term Obligations	8.6	0.4	0.4	0.1	7.7

(1)	Purchase obligations of future years have been estimated based on prices and exchange rates in effect on December 31, 2004.

Algoma Steel’s long-term debt is in the form of 11% Notes redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008.

Purchase obligations include contracts for fixed or minimum quantities of raw materials such as iron ore and coal, as well as natural gas, electricity and other utilities.

Other long-term obligations are mainly comprised of environmental liabilities totalling $7.9 million.

At December 31, 2004, there were also contractual commitments totalling $12.1 million related to authorized capital projects.

Algoma Annual Report 2004	(27)

Management’s Discussion and Analysis

Capital Resources

Capital resources at December 31, 2004 included cash and cash equivalents and short-term investments totalling $453.2 million, compared to bank indebtedness of $20.4 million at December 31, 2003. This strong cash position and ongoing cash flow from operations is expected to enable the Company to satisfy its anticipated operating and capital cash requirements.

At December 31, 2004, there was $159.2 million of unused availability under the Revolving Facility compared to $125.4 million at December 31, 2003.

Off Balance Sheet Financing

The Company’s off balance sheet financing arrangements are limited to operating lease contracts for manufacturing equipment and premises. As disclosed in note 16 to the consolidated financial statements, minimum annual lease payments under operating leases for fiscal 2005 are $1.3 million.

Changes in Accounting Policies

During the year, the Company was required to adopt an amendment to CICA 3461, “Employee Future Benefits” that enhanced and expanded disclosure. The effect of adopting these new standards was related to disclosure only and did not materially impact the 2004 financial statements.

Critical Accounting Estimates

The Company’s significant accounting policies are described in note 2 to the consolidated financial statements. Some of these accounting policies require management to make estimates and assumptions about matters that are uncertain at the time the estimates and assumptions are made. Management believes that the estimates are reasonable, however, different estimates could potentially have a material impact on the Company’s financial position or results of operations. In its review of significant accounting policies with the Company’s Audit Committee and independent auditors, management has discussed the develop-ment and selection of the critical accounting estimates described below.

Valuation of Income Tax Assets

In preparing the consolidated financial statements, the Company is required to estimate its income tax obligations. This process involves estimating the actual tax exposure and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. These temporary differences, together with income tax loss carryforwards, result in future income tax assets and liabilities, which are recorded on the balance sheet. The Company assesses the likelihood that the future income tax assets will be recovered from future taxable income and, to the extent that recovery is not “more likely than not,” a valuation allowance is established. If the valuation allowance is changed in a period, an expense or benefit must be included within the tax provision on the consolidated income statement.

Judgement is required in determining the amounts of future income tax assets and liabilities and the related valuation allowance recorded against the future income tax assets. In assessing the potential realization of future income tax assets, man-agement considers whether it is “more likely than not” that some portion or all of the future income tax assets will be realized. The ultimate realization of future income tax assets is dependent upon the Company generating sufficient future taxable income during the period in which the future income tax assets are recoverable. Management expects to realize all the future income tax assets in respect of its income tax loss carryforwards, and no valuation allowance has been provided. A full valuation allowance has been provided for all other future income tax assets. The Corporation’s estimate of income tax loss carryforwards, after giving effect to the financial reorganization in 2002, has not been reviewed by the Canada Customs and Revenue Agency and may be subject to change.

(28)	Algoma Annual Report 2004

Employee Future Benefits

The Company provides pensions and post-retirement benefits including health care, dental care and life insurance to employees. The determination of the obligation and expense for defined benefit pension plans and post-retirement benefits is dependent on the selection of certain assumptions used by the Company’s actuaries in calculating such amounts. Those assumptions are dis-closed in notes 9 and 10 to the Company’s consolidated financial statements, the most significant of which are the discount rate, the rate of increase of compensation, expected rates of return on plan assets, and the rate of increase in the cost of health care. The significant actuarial assumptions adopted are internally consistent and reflect the long-term nature of employee future ben-efits. Significant changes in assumptions could materially affect the Company’s employee benefit obligations and future expense.

Future Environmental Liabilities

Included in “Other long-term liabilities” on the Company’s consolidated balance sheet is $7.9 million related to future environ-mental liabilities. These liabilities primarily relate to remediation required on land owned by the Company that is no longer used in the Company’s operations. Remediation costs that can be reasonably estimated are recorded based on the Company’s best estimates. The timing and amount of these future expenditures can be subject to significant judgement.

Derivative Financial Instruments

Algoma utilizes natural gas and electricity swap contracts to manage risks associated with future variability in cash flows. Algoma designates its natural gas and electricity hedge agreements as hedges of the underlying expense. The related expense is adjusted to include the payments made or received under the swaps. Unrealized gains and losses on the swaps are not recognized until realized.

At December 31, 2004, there were no natural gas or electricity swaps outstanding. However, the Company plans on utilizing natural gas and electricity swap contracts in 2005.

Trade

During the course of the year, anti-dumping findings in place covering plate, hot-rolled sheet and cold-rolled sheet from a number of countries were subject to review. In all three cases, the Canadian International Trade Tribunal (CITT) rescinded the findings, despite the determination by the Canada Border Services Agency that dumping would resume from most of the countries covered by the findings if the findings were removed. The CITT considered it unlikely that producers in the subject countries would sell significant volumes of steel into Canada or that any such volumes imported would be at such low prices that they would cause injury to the domestic industry in the near to medium term.

    In addition to the findings on product manufactured by the Company, findings were also rescinded on Corrosion Resistant Sheet and on Re-bar (January 2005). The Company along with the rest of the industry is disappointed with the rescind-ing of the five findings. It is the Company’s view that, over the longer term, imports from these countries will certainly cause injury to the domestic industry. Since the removal of the findings, significant quantities of low priced imports from several of the previously covered countries have arrived and, along with imports from other countries, are putting pressure on domestic pricing.

The expiry review concerning the dumping in Canada of carbon steel plate from Brazil, Finland, India, Indonesia, Thailand and Ukraine, and the subsidizing of plate from India, Indonesia and Thailand is underway. On February 10, 2005, the president of the Canada Border Services Agency determined that dumping from Finland and Thailand was not likely to resume. These two countries have now been removed from the dumping review. The review continues at the CITT and a public hearing is scheduled for May 2. Completion of the review is scheduled no later than June 27, 2005.

Customers have been reporting significant import offerings for all product lines. This increased availability of imports put pressure on domestic pricing in late 2004. The Company is reviewing the import offers and will take the appropriate action if the imports appear to be unfairly traded.

Algoma Annual Report 2004	(29)

Management’s Discussion and Analysis

Outlook

Spot prices for sheet and plate products are expected to decline in 2005 from the peak pricing level reached in the third quarter of 2004, although an increase in contract prices is expected to partially offset the effect of lower spot prices. The level of contract sales for 2005 approximates 50%. Excess inventories in early 2005 are suppressing prices and North American demand from several market sectors has weakened from 2004 levels. Management is optimistic that this inventory overhang is temporary and believes that pricing will stabilize in the coming months.

Higher coal costs are expected in the first quarter due primarily to the purchase of 117,000 tons of coal in late 2004 and early 2005 at spot prices due to a temporary disruption in supply from the Company’s primary coal supplier. A substantial increase is expected for iron ore prices in 2005 and this will affect earnings after existing iron ore inventories purchased in 2004 are exhausted.

Lower earnings are expected in the first quarter compared to the fourth quarter of 2004, but a substantial increase in the cash and short-term investments is expected. The outlook for the balance of 2005 is dependent on a number of key variables including the global steel situation and particularly the supply and demand situation within China.

Risks and Uncertainties

Highly Competitive Nature of the Global Steel Industry

In recent years, there has been a substantial increase in global steel capacity, particularly in China which has become the larg-est steel producer and consumer in the world. A significant slowdown in growth and/or increases in capacity, which exceeded consumption rates in China, could result in surplus steel which may be exported to world markets. In addition, an economic downturn which affects demand for the Company’s products or an increase in the strength of the U.S. dollar or Canadian dollar relative to other currencies could increase imports. It is, therefore, possible that more unfairly priced imports could enter into the North American markets at a future date, resulting in further price erosion, which would adversely affect the Company’s ability to compete, its revenue and its profitability.

Algoma competes with numerous foreign and domestic steel producers. Some of its competitors have greater financial and capital resources than Algoma does and continue to invest heavily to achieve increased production efficiencies, increased capacity and improved product quality. Algoma primarily competes with other steel producers based on the delivered price of finished products to Algoma’s customers. Algoma’s labour, raw material and energy costs are higher than those of many for-eign producers. Although freight costs for steel can often make it uneconomic for distant steel producers to compete with the Company, to the extent that they have lower cost of sales such as lower labour, raw material or energy costs or are government subsidized, they may be able to successfully compete. Although the Company is continually striving to improve its operating costs, it may not be successful in achieving labour, raw material and energy cost improvements or gaining operating efficiencies that may be necessary to remain competitive.

The North American steel industry has historically faced significant competition from foreign steel producers. Some non-market economy foreign steel producers are owned, controlled or subsidized by their governments and their decisions with respect to production, sales and exports may be influenced more by political and economic policy considerations than by prevail-ing market conditions. In addition, foreign steel producers may be subject to less restrictive regulatory and environmental regimes that could provide a cost advantage relative to North American producers.

The domestic steel industry has experienced lengthy periods of difficult markets due to increased foreign imports. Due to unfavourable foreign economic conditions, excess foreign capacity and a strong Canadian and U.S. dollar, imports of steel products to the U.S. and Canadian markets have reached high levels and, in some cases, have been sold at prices below their combined production and export costs. From 1995 to 2004, U.S. steel industry production capacity utilization levels ranged from a high of 93.3% in 1995 to a low of 79.2% in 2001 and were approximately 91% in 2004.

On January 29, 2004, Stelco Inc., Canada’s largest steel company, applied for protection under the Companies’ Creditors Arrangement Act. In addition, since the beginning of 1997, over 35 U.S. steel companies have sought protection under Chapter 11 of the United States Bankruptcy Code. Many of these companies have continued to operate, while reducing prices to maintain volumes and cash flow and obtaining concessions from their labour unions and suppliers. Some companies have even expanded and modernized during these reorganizations. Upon emerging from reorganization, these companies, or new entities that pur-chased their facilities through this process, have been relieved of many obligations including environmental, employee and retiree

(30)	Algoma Annual Report 2004

benefits and other obligations, commonly referred to as legacy costs. As a result, they may be able to operate with lower costs than Algoma. Stelco Inc. may emerge from a court-supervised restructuring with some or all of these advantages.

Low Priced Imports and Trade Regulation

The Company’s business has historically been affected by both Canadian and United States trade legislation intended to limit “dumping”, a practice employed by certain foreign competitors that have sold steel into the United States or Canadian mar-kets at prices below their costs or below prices prevailing in their own domestic markets. Such practices may result in injury to companies producing goods in Canada or the U.S. in the form of suppressed prices, lost sales, lower profits and reductions in production, employment levels and the ability to raise capital. Although in a number of cases Canadian trade laws have been successfully employed in the past, they may be inadequate to prevent future unfair import pricing practices which individually or collectively could materially adversely affect the Company. If current and future trade cases do not provide relief from such trade practices, relevant Canadian trade laws are weakened, world demand for steel decreases, or the U.S. or Canadian dollars strengthen against foreign currencies, an increase in the market share of imports into Canada may occur, which could have a material adverse effect on the Company. Moreover, trade regulations in other countries, particularly the United States, could materially adversely affect Algoma to the extent that they reduce or eliminate Algoma’s access to certain steel markets. There can be no assurances that the Company will be able to compete effectively in the future.

A change in the situation in China could have a significant impact on steel markets in the rest of the world. China is presently increasing steel producing capacity by millions of tons every year. They are also importing large volumes of finished steel and raw materials. China’s imports of raw materials are driving up prices in the rest of the world, particularly for iron ore and scrap. Chinese demand for vessels to import raw materials and export finished products has also caused increasing ocean freight rates. Although this situation may be favourable to the Company at the present time as it is driving up the price of steel products in North America, it may change in the future. As the Chinese supply of steel is brought into balance with the demand, countries presently exporting to China will be searching for alternative markets. Since Canada and the U.S. are the largest “open market” in the world, imports from these other countries could impact the North American market resulting in a loss of sales volume, price and profitability for the Company.

Cyclicality of the North American Steel Industry

The North American steel industry is cyclical in nature and sensitive to general economic conditions. The financial condition and results of operation of companies in the steel industry are generally affected by macroeconomic fluctuations in the Canadian, U.S. and global economies. Due mainly to its product mix, Algoma has a higher exposure to spot markets than most of its North American competitors and is, therefore, subject to more volatility in its selling prices. In addition, steel prices are sensi-tive to trends in cyclical industries such as the North American automotive, construction, appliance, machinery and equipment, and transportation industries, which are significant markets for the Company’s products. In addition, many of its customers are affected by North American and worldwide economic downturns, which have resulted, and may in the future result, in defaults in the payment of accounts receivable owing to the Company and reduced sales levels.

Supply and Cost of Raw Materials and Energy

Algoma’s operations require substantial amounts of raw materials and energy including coal, iron ore, alloys, scrap, oxygen, natu-ral gas, electricity and other inputs. The price and availability of such raw materials and inputs are subject to market forces and, in some cases, government regulations and accordingly, are subject to change. The cost of several key inputs, including iron ore, is expected to increase substantially in 2005 and coal costs are projected to increase significantly in 2006 as an existing three-year agreement with favourable prices expires. The Company could be particularly adversely affected during a period of declining selling prices for steel without a corresponding decline in raw material costs. Algoma’s results of operations could be adversely affected by supply interruptions or further increases in the cost of materials. Algoma’s iron ore, coal, alloy and scrap costs would be adversely affected by a decrease in the relative value of the Canadian dollar. There can be no assurance that adequate supplies of oxygen, electricity, natural gas, coal, iron ore or alloys will be available in the future or that future increases in the cost of such materials will not adversely affect Algoma’s operations.

Algoma Annual Report 2004	(31)

Management’s Discussion and Analysis

Currency Fluctuations

The prices for steel products sold in Canada are derived mainly from price levels in the U.S. market in U.S. dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger Canadian dollar relative to the U.S. dollar reduces the Company’s Canadian dollar selling prices for sales into both Canada and the U.S.

Increases in the value of the Canadian dollar relative to the U.S. dollar make Canadian steel products and Canadian customers less competitive in U.S. markets and also encourage imports from the U.S. Therefore, a significant increase in the value of the Canadian dollar could materially and adversely affect Algoma’s results of operations and financial condition. Algoma con-siders its currency hedging strategy from time to time and currently has no hedging contracts in place.

Increases in the value of the Canadian dollar relative to the home currencies of global steel producers would also increase the probability of increased imports.

Underfunding of Pension Plans

The Company had an unfunded pension liability of $254 million as at December 31, 2004, based on an actuarial estimate for financial reporting. On a statutory funding basis, the unfunded liability is estimated at $212 million as at December 31, 2004. Employer contributions in 2004 were $72 million which included a one-time contribution of $40 million. Based on current interest rates, benefits and projected investment returns, the Company expects that annual funding will increase to approxi-mately $45 million in 2005, subject to annual adjustments thereafter. A significant portion of the estimated increased funding is expected to be a payment towards the reduction of the unfunded liabilities. The unfunded liability could increase due to changes to the collective bargaining agreements, decline in interest rates, investment returns at less than the actuarial assumptions, or changes to the governmental regulations governing funding and other factors. The Company could be adversely affected by the resulting increases in annual funding obligations.

Post Employment Benefits

The Company provides certain post employment benefits to its retirees. These benefits include drug, life insurance and hospitaliza-tion coverage. The Company does not prefund these obligations. At December 31, 2004, the liability for these obligations was $245 million. The cash paid in 2004 to fund these benefits was $13 million. The Company’s obligation for these benefits could increase in the future due to a number of factors including changes in interest rates, changes to the collective bargaining agreements, increasing costs for these benefits, particularly drugs, and any transfer of costs currently borne by government to the Company.

Substantial Capital Investment, Capital Commitments and Maintenance Expenditures Required

The Company’s operations are capital intensive. Algoma expects to be required to make ongoing significant capital expenditures in an effort to achieve and maintain competitive levels of capacity, cost, productivity and product quality. Total capital expendi-tures were $25.9 million, $36.8 million and $42.4 million for the years ended December 31, 2002, 2003 and 2004, respectively. Capital expenditures at these low levels cannot be sustained indefinitely. Capital expenditures in 2005 are expected to be approximately $75.0 million.

The most significant capital project facing the Company is the #7 Blast Furnace reline currently scheduled for 2010 at an estimated cost of $120 million. In addition to the capital expenditure for the reline, there is a substantial operating cost penalty during the reline related to lower production volume and the need for purchased slabs. The timing and cost of the #7 Blast Furnace reline is critical to the Company and there is a risk that a complete reline could be required prior to 2010. The Company has estimated that an additional expenditure of approximately $50 million will be required between 2005 and 2010 to support the blast furnace operation until the planned reline in 2010.

Algoma’s business may not generate sufficient operating cash flow and external financing sources may not be available in an amount sufficient to enable it to make anticipated capital expenditures, service or refinance its indebtedness, or fund other liquidity needs.

(32)	Algoma Annual Report 2004

Variability of Financial Results

Algoma’s financial results may fluctuate substantially, not only due to the cyclicality of the steel industry and fluctuations in foreign exchange rates, but also due to other factors such as Algoma’s higher exposure to spot markets than most of its North American competitors, specific product competition, operating performance, uncontrollable increases in prices of raw materials and energy, and difficulties or delays in capital projects. Although selling prices increased significantly in 2004, no assurance can be given that these improvements will be sustained in the future.

Adverse Impact of the Company’s Level of Indebtedness

The Company’s debt obligations are manageable under current circumstances, but a change in steel market conditions or other variables may necessitate consideration of refinancing or the adoption of alternative strategies to reduce or delay expenditures, selling assets or seeking additional equity capital.

Financial Restrictions

The trust indenture in respect of Algoma’s 11% Notes, its loan agreement and other agreements governing Algoma’s indebted-ness contain provisions that limit its ability to pay dividends or make other restricted payments or investments, incur additional indebtedness, create liens on assets, merge, consolidate or sell all or substantially all of its assets, and create restrictions on divi-dends or other payments by restricted subsidiaries. In addition, Algoma’s revolving credit facility contains restrictive covenants that require Algoma to maintain a minimum unused availability of $25 million and to maintain financial ratios when unused availability is below $50 million, including minimum levels of cash flow to total debt service and maximum annual capital expen-diture levels. Algoma’s ability to comply with these restrictions may be affected by events beyond its control. Algoma may not achieve operating results that will permit it to meet these restrictive covenants or may need to take business actions prohibited by these covenants. These covenants may also limit Algoma’s ability to obtain additional or more favourable financing. In addition, substantially all of Algoma’s assets have been pledged to secure its revolving credit facility and the 11% Notes.

Labour Matters

Algoma has approximately 3,000 employees, of which approximately 2,900, representing 97% of the Company’s employees, are represented by two locals of the United Steelworkers of America under two collective bargaining agreements. The collective agreements expire July 31, 2007. Algoma may be unable to successfully negotiate new collective bargaining agreements without any labour disruption.

Algoma’s customers, or companies upon which Algoma is dependent for raw materials, transportation or other services, could also be affected by labour difficulties. Any such activities, disruptions or difficulties could result in a significant loss of pro-duction and sales and have a material adverse effect on Algoma’s financial condition or results of operations.

Environmental Matters

Algoma’s operations are required to comply with an evolving body of environmental laws concerned with, among other things, emissions into the air, discharges to surface and ground water, the investigation and remediation of contaminated property, noise control, waste management and disposal, mine closure and rehabilitation, and the generation, handling, storage, transportation, presence and disposal of toxic and hazardous substances. These laws and regulations vary depending on the location of the facil-ity and can fall within federal, provincial or municipal jurisdictions.

Algoma Annual Report 2004	(33)

Management’s Discussion and Analysis

In the United States and Canada, certain environmental laws and regulations impose joint and several liability on cer-tain classes of persons for the costs of investigation and remediation of contaminated properties. Liability may attach regardless of fault or the legality of the original management or disposal of the substance or waste. Some of the Company’s present and for-mer facilities have been in operation for many years and, over such time, have used substances and disposed of wastes that may require investigation and remediation. Algoma could be liable for the costs of such investigations and remediation. Costs for any remediation of contamination, on or off site, whether known or not yet discovered, or to address other issues relating to waste disposal, mine closure, emissions into the air or water, or the storage of materials, could be substantial and could have a material adverse effect on Algoma’s results of operations.

The Company is required to file a mine closure plan respecting its former iron ore mine in Wawa by December 31, 2006. At that time, the Company expects to be required to provide financial assurance to the Province of Ontario in respect of ongoing maintenance and further capital required at the mine site. The annual ongoing maintenance expenses are estimated at $200,000. Total capital expenditures, currently estimated at $7 million, are expected to commence in 2010. No assurance can be given that current estimates for ongoing maintenance and capital expenditures are accurate. The form or amount of financial assurance required by the Province will not be determined until the filing of the mine closure plan in December 2006.

Pursuant to a Certificate of Approval dated May 24, 2003, the Company is required to install, by 2010, certain equip-ment in the No. 7 Blast Furnace to reduce casthouse emissions. The cost of this equipment and its installation is currently estimated at $25 million. No assurance can be given that the actual cost of the equipment and its installation will not exceed the Company’s current estimate.

Algoma’s Environment, Health and Safety Department regularly reviews and audits the Company’s operating practices to monitor compliance with Algoma’s environmental policies and legal requirements.

No assurance can be given that unforeseen changes, such as new laws or stricter enforcement policies, or a crisis at one of Algoma’s properties or operations, will not have a material adverse effect on the business, financial condition or results of operations of Algoma. Algoma’s operations are required to have governmental permits and approvals. Any of these permits or approvals may be subject to denial, revocation or modification under various circumstances. Failure to obtain or comply with the conditions of permits or approvals may adversely affect the operations of Algoma and may subject Algoma to penalties. In addition, if environmental laws are amended or are interpreted or enforced differently, or if new environmental legislation is enacted, Algoma may be required to obtain additional operating permits or approvals and incur additional costs. There can be no assurance that Algoma will be able to meet all applicable regulatory requirements. In addition, Algoma may be subject to fines, penalties or other liabilities arising from its actions imposed under environmental laws, including as a result of actions or other proceedings commenced by third parties, such as neighbours or government regulators.

Technology and Competition

There is ongoing research and technological developments with respect to the various processes associated with steel production which have the potential to reduce costs and improve quality. It is possible that certain developments could substantially impair the Company’s competitive position if other companies implement new technology and the Company does not or cannot.

Recent Insolvencies

In February 1991, the predecessor company to Algoma became insolvent and sought protection under the Companies Creditors Arrangement Act (the “CCAA”). In April 2001, the Company filed for protection under the CCAA. On January 29, 2002, Algoma emerged from court protection pursuant to a plan of arrangement and reorganization.

Competition of Products with Other Materials

In the case of certain product applications, steel competes with a number of other materials such as plastic, aluminum, and com-posite materials. Improvements in the technology, production, pricing or acceptance of these competitive materials relative to steel or other changes in the industries for these competitive materials could cause net sales to decline.

(34)	Algoma Annual Report 2004

Unexpected Equipment Failures

Algoma’s manufacturing processes are dependent upon critical steelmaking equipment such as furnaces, continuous casters, roll-ing mills, and electrical equipment (such as transformers), and this equipment may incur downtime as a result of unanticipated failures. The Company has experienced, and may in the future experience, plant shutdowns or periods of reduced production as a result of such equipment failures. Unexpected interruptions in production capabilities would adversely affect productivity and results of operations for the affected period. No assurance can be given that a significant shutdown will not occur in the future or that such a shutdown will not have a material adverse effect on the business, financial condition or results of operations of the Company. In addition, an unexpected failure in the Company’s computer system may have the same result.

Dependence on Senior Management

Algoma’s operations and prospects depend, in large part, on the performance of Algoma’s senior management team. The Company cannot assure that such individuals will remain as employees. In addition, Algoma can make no assurance that it would be able to find qualified replacements for any of these individuals if their services were no longer available. The loss of the services of one or more members of senior management or difficulty in attracting, retaining and maintaining additional senior management personnel could have a material adverse effect on Algoma’s business, financial condition and results of operations.

Insurance

To date, Algoma has been able to obtain liability insurance for the operation of its business. However, there can be no assurance that Algoma’s existing liability insurance will be adequate, or that it will be able to be maintained, or that all possible claims that may be asserted against Algoma will be covered by insurance.

Future Capital Requirements

The Company may need to raise additional funds in the future in order to take advantage of growth opportunities or to respond to competitive pressures. There can be no assurance that additional financing will be available on terms acceptable to the Company. If adequate funds are not available or are not available on acceptable terms, the Company may be adversely affected.

Tax Loss Carryforwards

The Company’s income tax loss carryforwards were reduced by approximately $180 million under the financial reorganization as a result of debts being discharged for less than their principal amount. Federal and Ontario non-capital loss carryforwards at December 31, 2004 are estimated to be $111 million and $282 million respectively based on requested amendments. Algoma’s estimate of non-capital loss carryforwards has not been reviewed by the Canada Customs and Revenue Agency (or any successor agency) and could be reduced.

Effect of Potential Future Acquisitions

Algoma believes that there continues to be significant opportunity for future growth through selective acquisitions given the pace of consolidation in the steel industry and the increasing trend of its customers to focus on fewer key suppliers. As a result, Algoma intends to continue to apply a selective and disciplined acquisition strategy. Possible future acquisitions will likely involve a number of risks.

Future acquisitions may be required for the Company to remain competitive, but there can be no assurance it can com-plete any such transactions on favourable terms or that it can obtain financing, if necessary, for such transactions on favourable terms. In addition, there can be no assurance that future transactions will improve the Company’s competitive position and busi-ness prospects as anticipated; if they do not, its results of operations may be adversely affected.

Algoma Annual Report 2004	(35)

Auditors’ Report

To the Shareholders of Algoma Steel Inc.

We have audited the consolidated balance sheets of Algoma Steel Inc. as at December 31, 2004 and 2003 and the consoli-dated statements of income (loss) and retained earnings (deficit) and cash flows for the years ended December 31, 2004 and December 31, 2003, the eleven months ended December 31, 2002 and one month ended January 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these finan-cial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material mis-statement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the years ended December 31, 2004 and December 31, 2003, eleven months ended December 31, 2002, one month ended January 31, 2002 in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP
Chartered Accountants

Toronto, Canada
January 28, 2005

(36)	Algoma Annual Report 2004

Management’s Responsibility for Financial Reporting

The consolidated financial statements of Algoma Steel Inc. (“Algoma”) have been prepared in accordance with generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. These statements include certain amounts based on management’s estimates and judgements. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly in all material respects. Management has prepared the financial information presented elsewhere in this annual report and has ensured that it is consistent with that in the financial statements.

The integrity and reliability of Algoma’s reporting systems are achieved through the use of formal policies and proce-dures, the careful selection of employees and an appropriate division of responsibilities. These systems are designed to provide reasonable assurance that the financial information is reliable and accurate.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee. The Audit Committee is appointed by the Board and meets periodically with man-agement and the shareholders’ auditors to review significant accounting, reporting and internal control matters. Following its review of the financial statements and discussions with the auditors, the Audit Committee reports to the Board of Directors prior to its approval of the financial statements. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The consolidated financial statements have been audited on behalf of the shareholders by Ernst & Young LLP, in accordance with generally accepted auditing standards.

D. Turcotte	G. Manchester
President and Chief Executive Officer	Vice President, Finance and Chief Financial Officer

Sault Ste. Marie, Ontario
January 28, 2005

Algoma Annual Report 2004	(37)

Consolidated Financial Statements

Consolidated Statements of Income (Loss)
and Retained Earnings (Deficit)

(in millions of Canadian dollars)	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Sales	$1,803.1	$1,138.2	$1,080.1	$88.4
Operating expenses
Cost of sales	1,150.3	1,024.7	915.3	90.0
Administrative and selling	55.6	46.0	36.3	3.1
Amortization	52.2	54.9	52.1	5.8
	1,258.1	1,125.6	1,003.7	98.9
Income (loss) from operations	545.0	12.6	76.4	(10.5)
Financial expense (income)
Interest on long-term debt (note 8)	18.5	19.6	20.3	-
Foreign exchange (gain) loss	(9.2)	(40.0)	0.2	(2.3)
Other interest	(2.3)	6.5	11.3	7.6
	7.0	(13.9)	31.8	5.3
Other income	1.4	0.3	-	-
Income (loss) before the following	539.4	26.8	44.6	(15.8)
Loss on disposal of joint venture interest (note 19)	-	-	-	(6.8)
Reorganization expenses	-	-	-	(3.3)
Income (loss) before income taxes	539.4	26.8	44.6	(25.9)
Provision for income taxes (note 15)	195.6	18.4	28.1	0.2
Net income (loss)	$343.8	$8.4	$16.5	$(26.1)
Net income (loss) per common share (note 11)
Basic	$9.35	$0.33	$0.72	$(0.49)
Diluted	$8.83	$0.27	$0.56	$(0.49)
Retained earnings (deficit)
Balance, beginning of period	$23.7	$15.9	$-	$(264.6)
Net income (loss)	343.8	8.4	16.5	(26.1)
Accretion of equity component of convertible long-term debt	(0.2)	(0.6)	(0.6)	-
Redemption of 1% Notes (note 8(b))	(0.2)	-	-	-
Fresh start adjustment (note 1)	-	-	-	290.7
Balance, end of period	$367.1	$23.7	$15.9	$-

See accompanying notes

(38)	Algoma Annual Report 2004

Consolidated Balance Sheets

(in millions of Canadian dollars)	December 31, 2004	December 31, 2003
Assets
Current
Cash and cash equivalents	$186.2	$-
Short-term investments	267.0	0.2
Accounts receivable (notes 17 and 22(c))	257.9	134.2
Inventories (note 3)	241.9	213.1
Prepaid expenses (note 16)	16.0	10.2
Future income taxes (note 15)	59.4	-
Capital assets held for sale (note 5)	-	12.0
	1,028.4	369.7
Capital assets, net (note 4)	642.1	653.2
Capital assets held for sale (note 5)	-	1.7
Deferred charges, net	2.9	4.2
	$1,673.4	$1,028.8
Liabilities and Shareholders’ equity
Current
Bank indebtedness (note 7)	$-	$20.4
Accounts payable and accrued liabilities (note 6)	138.5	93.8
Accrued interest on long-term debt (note 8(a))	-	8.9
Income and other taxes payable	9.8	8.0
Accrued pension liability and post-employment benefit obligation (notes 9 and 10)	42.6	29.5
	190.9	160.6
Long-term debt (note 8)	150.3	164.4
Accrued pension liability (note 9)	40.3	87.4
Accrued post-employment benefit obligation (note 10)	231.2	227.4
Other long-term liabilities (note 20)	8.6	18.9
Future income tax liability (note 15)	139.8	-
	570.2	498.1
Contingencies and commitments (notes 16 and 19)
Shareholders’ equity
Capital stock (notes 11 and 12)	318.5	214.8
Convertible long-term debt (note 8(b))	-	19.5
Contributed surplus (note 14)	226.7	112.1
Retained earnings	367.1	23.7
	912.3	370.1
	$1,673.4	$1,028.8

See accompanying notes

On behalf of the Board

Benjamin Duster	Patrick Lavelle
Director	Director

Algoma Annual Report 2004	(39)

Consolidated Financial Statements

Consolidated Statements of Cash Flows

(in millions of Canadian dollars)	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Operating activities
Net income (loss)	$343.8	$8.4	$16.5	$(26.1)
Funding of long-term pension liability (note 9)	(40.0)	-	-	-
Payment of deferred compensation	(10.0)	-	-	-
Adjustments and items not affecting cash
Amortization	52.2	54.9	52.1	5.8
Future income tax expense (note 15)	181.3	16.2	26.0	-
Utilization of pre-reorganization tax credits (note 15)	13.5	-	-	-
Pension and other post-employment benefit expense in excess of payments (notes 9 and 10)	9.8	4.4	1.4	-
Foreign exchange loss (gain) on long-term debt and accrued interest	(11.4)	(39.5)	(1.3)	(1.9)
Stock-based compensation (note 12)	0.7	0.5	0.2
Deferred interest on long-term debt (note 8(a))	-	8.9	19.8	-
Cost savings repayment due in future years (note 20)	-	10.0	10.0	-
Loss on disposal of joint venture interest (note 19)	-	-	-	6.8
Other	2.7	2.9	2.0	(2.6)
	542.6	66.7	126.7	(18.0)
Changes in operating working capital components affecting cash (note 18)	(111.8)	86.9	(102.1)	49.0
	430.8	153.6	24.6	31.0
Investing activities
Capital asset additions	(42.4)	(36.8)	(24.6)	(1.3)
Proceeds on sale of capital assets	15.0	-	-	-
Increase in short-term investments	(266.8)	(0.2)	-	-
	(294.2)	(37.0)	(24.6)	(1.3)
Financing activities
Proceeds from (repayment of) term loan	-	(29.0)	(21.0)	50.0
Payment of deferred interest on long-term debt (note 8(a))	(9.3)	(16.4)	-	-
Increase (decrease) in other long-term liabilities (note 20)	-	1.6	-	-
Financing expense	(1.0)	(4.6)	-	-
Redemption of 1% Notes (note 8(b))	(1.8)	-	-	-
Net proceeds from common shares issued (note 11)	81.9	-	-	-
Proceeds on exercise of share options (note 12)	0.2	-	-	-
Increase (decrease) in bank indebtedness	(20.4)	(68.2)	21.0	(79.7)
	49.6	(116.6)	-	(29.7)
Cash and cash equivalents
Change during period	186.2	-	-	-
Balance, beginning of period	-	-	-	-
Balance, end of period	$186.2	$-	$-	$-
Supplemental information
Income taxes paid	$-	$-	$-	$-
Interest paid	$27.0	$30.3	$10.0	$-

See accompanying notes

(40)	Algoma Annual Report 2004

Notes to Consolidated Financial Statements
(in millions of Canadian dollars, except as noted)

Note 1. Financial Reorganization and Basis of Presentation

Financial reorganization

After emerging from protection under the Companies’ Creditors Arrangement Act (“CCAA”) on January 29, 2002, Algoma Steel Inc. (the “Corporation”) implemented a financial reorganization. The Corporation accounted for the reorganization using the principles of fresh start accounting as required under Canadian generally accepted accounting principles (“GAAP”). For accounting purposes the Corporation used an effective date of January 31, 2002. Under fresh start accounting, all assets and lia-bilities were revalued at estimated fair values. In order to establish the fresh start balance sheet, an equity value of $300.0 million was calculated based on the net present value of estimated future free cash flows reduced by bank indebtedness, long-term debt and pension and post-employment obligations. The Corporation’s previous Board of Directors passed a resolution setting the stated capital of the new common shares issued under the reorganization at $10 per share based upon the calculated equity value. The book values of the assets and liabilities at January 31, 2002 approximated their fair values, with the exception of capital assets and the pension and post-employment benefit obligations. The fair values of the pension and post-employment obligations were determined by an independent actuary. The revaluation adjustment of $441.4 and the deficit of $290.7 were reclassified as contributed surplus, resulting in a net increase of $150.7.

Basis of presentation

The consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles.

Management is required to make estimates and assumptions that affect the amounts reported in the consolidated finan-cial statements and accompanying notes. Management believes that the estimates are reasonable, however, actual results could differ from these estimates.

Comparative financial information for periods prior to January 31, 2002 is required under securities legislation and may be of limited interest to readers of these consolidated financial statements. In reviewing the comparative information, readers are reminded that the information does not reflect the effects of the financial reorganization or the application of fresh start accounting.

Certain items in the December 31, 2003 consolidated financial statements have been reclassified from statements previ-ously presented to conform to the presentation adopted in the current year.

Note 2. Summary Of Significant Accounting Policies

The Corporation’s significant accounting policies comply, in all material respects, with those generally accepted in the United States, except as described in note 22. Significant accounting policies are summarized below:

Basis of consolidation

The consolidated financial statements include the accounts of the Corporation and its subsidiaries.

Cash and cash equivalents

Cash and cash equivalents include cash on deposit and term deposits with remaining maturities of less than 90 days at acquisi-tion and are valued at cost plus accrued interest, which approximates fair value.

Short-term investments

Short-term investments include bankers’ acceptances and commercial paper with remaining maturities greater than 90 days at acquisition. The average effective interest rate of the short-term investments is approximately 2%.

Algoma Annual Report 2004	(41)

Notes to Consolidated Financial Statements

Revenue recognition

Revenue is recognized on the sale of manufactured products when legal title passes to the customer, which generally occurs at the time of shipment.

Inventories

Inventories are valued at the lower of average cost and market value. Market value is defined as net realizable value. Average cost is comprised of direct costs and an allocation of production overheads for finished goods and work in process.

Capital assets

Capital assets are recorded at their historical cost. Interest incurred in connection with the construction of major new facilities is capitalized until the asset is ready for its intended use.

Amortization is calculated generally by the straight-line method based on their estimated useful lives as follows:

Buildings	4%
Machinery and equipment	5% to 20%

Major new facilities are amortized using a unit of production basis until a commercial level of production is reasonably sustained and using the straight-line method thereafter. The cost of mill rolls is amortized using the straight-line method over their esti-mated lives while the cost of relining the blast furnace is amortized over its estimated life on a unit of production basis.

Income taxes

The Corporation follows the liability method of income tax allocation. Future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided to the extent that it is not more likely than not that the future income tax assets will be realized.

Financing costs

Financing costs associated with the issue of debt and entering into debt facilities are deferred and amortized on a straight-line basis over the term of the debt or debt facility as a component of interest expense. Financing costs related to equity issues are accounted for as a reduction of capital stock.

Translation of foreign currencies

Foreign currency monetary assets and liabilities of domestic operations and integrated U.S. subsidiaries are translated at year-end exchange rates. All non-monetary assets and liabilities are translated using historical rates. Revenue and expenses are translated using average exchange rates prevailing during the year, except for depreciation and amortization, which are translated at historical rates. All gains and losses resulting from foreign currency translation are included in the determination of net income (loss) as incurred.

Pensions and other post-employment benefits

The Corporation measures its accrued benefit obligation and the fair value of plan assets for accounting purposes at November 30 (the measurement date) each year. The accrued benefit obligations and the benefit costs are actuarially determined using the pro-jected benefit method pro-rated on services. The past service costs resulting from negotiated benefit changes are amortized over the contract period. Cumulative gains and losses (such as adjustments arising from plan amendments, experience gains and losses and changes in assumptions) in excess of 10% of the greater of the accrued benefit obligation and the market value of pension assets are amortized over the expected average remaining service of active members expected to receive the benefits under the plans.

The expected return on plan assets is based on the market value of plan assets. Values of the pension fund assets are based on market values.

The Corporation also provides for other post-employment benefits upon retirement for employees and their dependants. The cost of these benefits is accrued over the service lives of the employees based on actuarial estimates.

(42)	Algoma Annual Report 2004

Earnings per share

Basic earnings per share is determined by dividing net income attributable to common shareholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by applying the treasury stock method to outstanding stock options and the “if-converted” method to outstanding convertible debentures and is based on the weighted average number of common shares and dilutive common share equivalents outstanding during the year.

Environmental costs

For environmental liabilities that can be estimated, the Corporation accrues based upon the Corporation’s best estimate of the costs to be incurred.

Fair value of financial instruments

The fair value of short term investments, accounts receivable, bank indebtedness, accounts payable and accrued liabilities and income and other taxes payable approximates carrying value due to the short-term nature of these instruments.

Derivative financial instruments

To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Corporation uses natural gas and electricity swap contracts with maturities of twelve months or less. The Corporation does not utilize deriva-tive financial instruments for trading or speculative purposes.

The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to forecasted transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

The Corporation designates its natural gas and electricity swap contracts as hedges of the underlying expense. The related expense is adjusted to include the payments made or received under the swap contracts. Unrealized gains and losses on the swap contracts are not recognized until realized.

Stock-based compensation plans

At December 31, 2004, the Corporation has three stock-based compensation plans as described in note 13. The Corporation accounts for its grants under those plans in accordance with the fair value based method of accounting for stock-based compensation.

Note 3. Inventories

(in millions)	December 31, 2004	December 31, 2003
Raw materials and supplies	$100.0	$106.5
Work in process	46.6	44.2
Finished products	95.3	62.4
	$241.9	$213.1

Note 4. Capital Assets

(in millions)	December 31, 2004	December 31, 2003
Land	$2.7	$3.3
Manufacturing plant and equipment	748.1	720.5
Construction in progress	42.1	32.3
	792.9	756.1
Accumulated amortization	150.8	102.9
	$642.1	$653.2

Algoma Annual Report 2004	(43)

Notes to Consolidated Financial Statements

Note 5. Capital Assets Held for Sale

The Corporation signed an agreement of purchase and sale dated September 2, 2003 for the sale of an unused manufacturing facility. The proceeds from the sale were $12.5 million.

The Corporation had an agreement to sell some excess land. The proceeds from the sale were equal to $1.7 million, which was the book value of the land.

Both sales were completed in the first quarter of 2004.

Note 6. Accounts Payable and Accrued Liabilities

(in millions)	December 31, 2004	December 31, 2003
Trade payables	$35.4	$31.1
Accrued liabilities	27.1	18.3
Wages and employee deductions payable	48.9	22.6
Accrued vacation pay	27.1	21.8
	$138.5	$93.8

Note 7. Banking Facilities

On September 3, 2003, the Corporation entered into a new Loan and Security Agreement (“Agreement”). This agreement was subsequently amended on June 3, 2004. The Agreement expires on September 3, 2007 and provides the Corporation with a revolving credit facility (“Revolving Facility”) with financing equal to the lesser of $200 million and a borrowing base determined by the levels of the Corporation’s accounts receivable and inventories less certain reserves.

At December 31, 2004 there was $159.2 million of unused availability under the Revolving Facility after taking into account $40.8 million of outstanding letters of credit (December 31, 2003 - $125.4 million of unused availability with $33.8 mil-lion of outstanding letters of credit). The Corporation is required to maintain a minimum availability of $25 million. The Revolving Facility is collateralized by a first charge on short-term investments, accounts receivable and inventories. Borrowings can be made in either Canadian or United States (U.S.) funds at rates fluctuating between 0.75% and 1.5% above either the Canadian prime bank rate or the U.S. base rate or, at the Corporation’s option, at rates fluctuating between 1.75% and 2.5% over bankers’ acceptance rate or London interbank offering rate.

Under the terms of the Agreement, the Corporation is required to be in compliance with various restrictive covenants.

Note 8. Long-term Debt

(in millions)	December 31, 2004	December 31, 2003
11% Notes maturing December 31, 2009, principal value U.S. $125 million (December 31, 2003 - U.S. $125 million)(a)	$150.3	$162.1
1% convertible Notes maturing December 31, 2030, principal value, nil (December 31, 2003 - U.S. $37.9 million) (b)	-	2.3
	150.3	164.4
Less: current portion	-	-
	$150.3	$164.4

(44)	Algoma Annual Report 2004

(a)
The 11% Notes are redeemable after 2005 at a declining premium ranging from 105.5% of principal in 2006 to 101.4% in 2008. A mandatory annual redemption of U.S. $12.5 million is required commencing December 31, 2007 with the balance payable at maturity. Interest for 2002 and the first half of 2003 was paid on December 31, 2003. Interest for the second half of 2003 was paid on June 30, 2004. After 2003, interest is paid semi-annually on June 30 and December 31 of each year. The 11% Notes are collateralized by a first charge on capital assets and a second charge on other assets. The fair market value of the Notes at December 31, 2004 was approximately $167.2 million (U.S. $139.1 million) based upon the quoted market price (December 31, 2003 - $169.4 million (U.S. $130.6 million)).

(b)
The collateral, interest accrual and payment terms were the same as for the 11% Notes. The 1% Notes were convertible into common shares at the holders’ option at a conversion price per share of $10 (“Conversion Price”). After December 31, 2002, the Corporation could convert all or any part of the principal amount at the Conversion Price if the average trading price of the common shares exceeded 125% of the Conversion Price for 30 consecutive trading days, or at any time after December 31, 2009. For conversion purposes, the exchange rate used was U.S. $1.00 = CDN $1.60. As required by Canadian GAAP, the 1% convertible Notes were separated into debt and equity components in the consolidated balance sheets. The present value of the interest payments up to and including 2009 were presented as debt. The present value of the principal payment in 2030 and interest for the period 2010 through 2030 plus the value ascribed to the holder conversion option were presented as equity. All present value amounts were determined using an 11% discount rate. The fair market value of the 1% Notes at December 31, 2003 was $34.4 million (U.S. $26.5 million) based upon the quoted market price.

During the year ended December 31, 2004, U.S. $36.5 million principal value (2003 - $0.7 million) of 1% Notes were converted at the holders’ option into 5.8 million common shares (2003 - 0.1 million) resulting in $19.0 million of the equity com-ponent (2003 - $0.4 million) and $2.2 million of the debt component (2003 - $0.1 million) being transferred to share capital.

On September 30, 2004 the remaining Notes were redeemed at a cost of $1.8 million resulting in a charge to expense of $0.4 million and a charge to retained earnings of $0.2 million.

Note 9. Pension Benefits

Defined contribution plan

The Corporation initiated a new defined contribution plan in 2004 for non-unionized employees joining the Corporation after January 1, 2003. Under the plan, the Corporation provides a base contribution of 3% of salary and also matches employee con-tributions to a maximum of 4%, depending on years of service. The pension expense under this plan is equal to the Corporation’s contribution. The 2004 pension expense was less than $0.1 million.

Defined benefit plans

The Corporation maintains non-contributory defined benefit pension plans that cover substantially all of its unionized employees and substantially all non-unionized employees joining the Company prior to January 1, 2003. The benefits are based on years of service and average earnings for a defined period prior to retirement. Each of the pension plans has benefit obligations in excess of plan assets.

As part of the financial reorganization (note 1) the Corporation restructured its existing pension plans. A portion of the assets and obligations from the existing plans was transferred to new pension plans that cover all employees retiring after January 1, 2002. The responsibility for the remaining assets and obligations of the existing pension plans, to certain benefit lim-its, was assumed by the Ontario Pension Benefit Guarantee Fund. Pension benefits in excess of these limits are provided by the Corporation in a separate plan.

Algoma Annual Report 2004	(45)

Notes to Consolidated Financial Statements

Components of net periodic pension cost

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Current service cost	$17.7	$15.9	$14.8	$1.9
Interest cost	34.8	32.6	27.7	7.9
Actual return on plan assets	(40.2)	(24.9)	29.0	(8.3)
Actuarial loss (gain) on benefit obligation	95.9	38.2	(19.1)	84.6
Plan amendments	46.9	-	-	-
Costs arising in the period	$155.1	$61.8	$52.4	$86.1
Differences between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets	16.1	3.9	(49.6)	2.1
Actuarial loss (gain)	(94.3)	(36.6)	19.2	(85.9)
Unamortized past service costs	(41.6)	-	-	-
Net periodic pension cost	$35.3	$29.1	$22.0	$2.3

Plan amendments relate to benefit improvements as a result of the new collective agreements that took effect on August 1, 2004.

Changes in accrued benefit obligation

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Accrued benefit obligation at beginning of period	$511.9	$445.5	$437.6	$1,569.9
Current service cost	17.7	15.9	14.8	1.9
Interest cost	34.8	32.6	27.7	7.9
Actuarial loss (gain)	95.9	38.2	(19.1)	-
Benefits paid	(24.2)	(20.3)	(15.5)	(7.9)
Plan amendments	46.9	-	-	-
Disposition of joint venture interest (note 19)	-	-	-	(112.2)
Reorganization adjustment (note 1)	-	-	-	(1,133.1)
Fresh start adjustment (note 1)	-	-	-	111.1
Accrued benefit obligation at end of period	$683.0	$511.9	$445.5	$437.6

(46)	Algoma Annual Report 2004

Change in defined benefit pension plan assets

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Market value at beginning of period	$341.0	$306.4	$327.2	$1,018.3
Actual return on plan assets	40.2	24.9	(29.0)	8.3
Employer contributions	72.0	30.0	23.7	4.8
Benefits paid	(24.2)	(20.3)	(15.5)	(7.9)
Disposition of joint venture interest (note 19)	-	-	-	(81.1)
Reorganization adjustment (note 1)	-	-	-	(615.2)
Market value at end of period	$429.0	$341.0	$306.4	$327.2

The assets of the pension plans are held by an independent trustee and accounted for separately in the Corporation’s pension funds. Based on the fair value of the assets at November 30, 2004, the plan assets were comprised of 25% Canadian equity, 25% global equity, 49% bonds and 1% other.

Reconciliation of funded status

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Funded status	$(254.0)	$(170.9)	$(139.1)	$(110.4)
Unamortized actuarial loss	141.2	63.1	30.3	-
Employer contributions after measurement date	2.5	2.5	2.5	-
Unamortized past service costs	41.6	-	-	-
Accrued pension liability	$(68.7)	$(105.3)	$(106.3)	$(110.4)
Allocation of accrued pension liability on consolidated balance sheets
Current portion	(28.4)	(17.9)	(18.0)	(18.0)
Accrued pension liability	(40.3)	(87.4)	(88.3)	(92.4)
	$(68.7)	$(105.3)	$(106.3)	$(110.4)

Algoma Annual Report 2004	(47)

Notes to Consolidated Financial Statements

The significant weighted-average assumptions are as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31,2002
Accrued benefit obligation:
Discount rate	5.91%	6.51%	7.00%	7.00%
Rate of compensation increase	4.00%	2.00% for 1 yr 4.00% thereafter	2.00% for 2 yrs 4.00% thereafter	2.00% for 3 yrs 4.00% thereafter
Net periodic pension costs:
Discount rate	6.51%	7.00%	6.75%	6.50%
Expected long-term rate of return on plan assets	6.75%	6.75%	7.00%	8.00%
Rate of compensation increase	2.00% for 1 yr 4.00% thereafter	2.00% for 2 yrs 4.00% thereafter	2.00% for 3 yrs 4.00% thereafter	2.00% for 3 yrs 4.00% thereafter

Cash flow information

Total pension funding during the twelve months ended December 31, 2004 was $72.0 million (2003 - $30.0 million; 2002 - $28.5 million), which included $40.0 million of funding of the long-term pension liability. The estimated employer contributions for 2005 are $45.0 million.

The estimated future pension benefit payments for the next ten years are as follows:

2005	30.0
2006	31.8
2007	34.5
2008	35.5
2009	36.1
2010 - 2014	220.8

Contributions to two plans were based on Actuarial Valuations as at September 17, 2001, dated June 2002. Contributions for a third plan were based on Actuarial Valuations as at September 1, 2003. Actuarial Valuations as at September 1, 2004 are cur-rently being completed for all plans.

(48)	Algoma Annual Report 2004

Note 10. Other Post-employment Benefits

The Corporation offers post-employment life insurance, health care and dental care to some of its retirees.

Components of net periodic post-employment benefit cost

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Current service cost	$2.6	$2.0	$2.1	$0.2
Interest cost	16.6	15.3	14.0	1.1
Actuarial loss (gain)	66.0	6.2	(3.5)	-
Plan amendments	5.9	-	-	-
Costs arising in the period	91.1	23.5	12.6	1.3
Differences between costs arising in the period and costs recognized in the period in respect of:
Actuarial (loss) gain	(66.0)	(6.2)	3.5	-
Plan amendments	(5.2)	-	-	-
Net periodic post-employment benefit cost	$19.9	$17.3	$16.1	$1.3

Change in post-employment benefit obligation

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Benefit obligation at beginning of period	$242.6	$231.1	$227.8	$255.5
Current service cost	2.6	2.0	2.1	0.2
Interest cost	16.6	15.3	14.0	1.1
Actuarial loss (gain)	66.0	6.2	(3.5)	-
Benefits paid	(13.2)	(12.0)	(9.3)	(0.9)
Plan amendments	5.9	-	-	-
Disposition of joint venture interest (note 19)	-	-	-	(58.3)
Reorganization adjustment (note 1)	-	-	-	4.0
Fresh start adjustment (note 1)	-	-	-	26.2
Benefit obligation at end of period	$320.5	$242.6	$231.1	$227.8

Change in post-employment plan assets

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Market value at beginning of period	$-	$-	$-	$11.4
Employer contributions	-	-	-	-
Disposition of joint venture interest (note 19)	-	-	-	(11.4)
Market value at end of period	$-	$-	$-	$-

Algoma Annual Report 2004	(49)

Notes to Consolidated Financial Statements

Reconciliation of funded status

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Funded status	$(320.5)	$(242.6)	$(231.1)	$(227.8)
Unamortized actuarial loss (gain)	68.6	2.7	(3.5)	-
Unamortized past service costs	5.3	-	-	-
Benefits paid after measurement date	1.2	1.1	0.9	-
Accrued post-employment benefit obligation	$(245.4)	$(238.8)	$(233.7)	$(227.8)
Allocation of accrued post-employment benefit obligation on consolidated balance sheets
Current portion	(14.2)	(11.6)	(11.9)	(11.9)
Accrued post-employment benefit obligation	(231.2)	(227.2)	(221.8)	(215.9)
	$(245.4)	$(238.8)	$(233.7)	$(227.8)

The significant weighted-average assumptions are as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Accrued benefit obligation:
Discount rate	6.00%	6.50%	7.00%	6.75%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Initial health care rate	7.20%	5.10%	5.20%	5.30%
Ultimate health care rate	4.50%	4.30%	4.30%	4.30%
Year ultimate rate reached	2013	2011	2011	2011
Net periodic benefit costs:
Discount rate	6.50%	7.00%	6.75%	6.75%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%
Initial health care rate	5.10%	5.20%	5.30%	5.30%
Ultimate health care rate	4.30%	4.30%	4.30%	4.30%
Year ultimate rate reached	2011	2011	2011	2011

Increasing the health care trend by 1% would change the accrued benefit obligation at December 31, 2004 by approximately $43.8 million and the post-employment benefit cost for 2004 by approximately $3.2 million. Decreasing the trend by 1% would change the accrued benefit obligation at December 31, 2004 by approximately $35.9 million and the post-employment benefit cost for 2004 by approximately $2.6 million.

(50)	Algoma Annual Report 2004

Cash flow information

Payments made for other post-employment benefits were $13.2 million in the twelve months ended December 31, 2004 (2003 - $12.0 million; 2002 - $10.3 million), and are on a pay-as-you-go basis.

The estimated future benefit payments for the next ten years are as follows:

2005	14.2
2006	15.4
2007	16.5
2008	17.4
2009	18.4
2010-2014	104.0

Note 11. Capital Stock

Common shares

Authorized - unlimited number

The following table summarizes the share capital transactions since December, 31, 2002 expressed in millions of shares, options and dollars:

			Common shares
	Stock options		To be issued		Issued and outstanding
	# options	Ascribed value	# shares	Stated capital	# shares	Stated capital
Balance at December 31, 2002	-	$-	-	$0.1	23.8	$214.0
Conversion of long-term debt (note 8(b))					0.1	0.5
Stock options granted (note 12)	0.3	0.5
Directors’ Share Award Plan (note 12)
Shares granted			0.1	0.2
Shares issued			(0.1)	(0.2)	0.1	0.2
Balance at December 31, 2003	0.3	$0.5	-	$0.1	24.0	$214.7
Conversion of long-term debt (note 8(b))					5.8	21.2
Common shares issued					10.0	81.9
Stock options (note 12)
Granted	0.1	1.2
Exercised	(0.1)	(0.2)			0.1	0.2
Directors’ Share Award Plan (note 12)
Shares granted			-	0.4
Shares issued			-	(0.4)	0.2	0.4
Balance at December 31, 2004	0.3	$1.5	-	$0.1	40.1	$318.4

During the year, the Corporation completed an equity issue of 10,000,000 common shares for net proceeds of $81.9 million.

Algoma Annual Report 2004	(51)

Notes to Consolidated Financial Statements

Basic and diluted earnings per share

Basic net income (loss) per common share is calculated by adjusting reported net income (loss) by the net charge to retained earnings related to the accretion of the equity component of the 1% convertible Notes. Diluted net income (loss) per com-mon share assumes the dilutive effect of the conversion of the 1% convertible Notes as of the beginning of each period at the Conversion Price (note 8(b)) and the dilutive effect of the stock-based compensation plans (note 12).

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Basic
Net income (loss)	$343.8	$8.4	$16.5	$(26.1)
Convertible debt - net charge to retained earnings (deficit)	(0.4)	(0.6)	(0.6)	-
Net income (loss) attributable to common shareholders	$343.4	$7.8	$15.9	$(26.1)
Diluted
Net income (loss)	$343.8	$8.4	$16.5	$(26.1)
Convertible debt - net inclusion in (charge to) income	0.1	(0.3)	0.3	-
Net income (loss) attributable to common shareholders	$343.9	$8.1	$16.8	$(26.1)
Basic weighted average number of common shares outstanding	36.74	24.00	22.18	53.65
Common shares issued on the assumed conversion of convertible long-term debt	1.91	6.36	7.84
Common shares issued on the assumed exercising of stock options	0.31	0.19	0.02	-
Diluted weighted average number of common shares outstanding	38.96	30.55	30.04	53.65

Note 12. Stock-based Compensation Plans

At December 31, 2004, the Corporation has three stock-based compensation plans, which are described below. The Corporation accounts for its grants under these plans in accordance with the fair value based method of accounting for stock-based compen-sation. The compensation expense recognized for all awards granted under these plans for the year ended December 31, 2004 was $0.7 million (December 31, 2003 - $0.5 million).

Share Award Plan

In May 2002, the shareholders of the Corporation approved a Share Award Plan for members of the Board of Directors which permits the Corporation, at its option, to award common shares to eligible directors as a portion of their compensation. Any shares granted under the Share Award Plan are issued quarterly. The Corporation accounts for the related compensation expense based on the fair market value of the shares on the date granted. The maximum number of shares that may be issued pursuant to the terms of the plan shall not exceed 500,000 common shares. The cumulative number of shares issued under the plan to December 31, 2004 was 164,994. During the year ended December 31, 2004, 36,271 shares were awarded with an average fair market value of $9.88 per share (December 31, 2003 - 84,087 shares were awarded with an average fair market value of $2.72 per share).

Share Option Plan

In May 2003, the Corporation’s shareholders approved the creation of a Share Option Plan that permits the Corporation, at its option, to award common share options to senior management and directors. The Corporation has reserved two million common shares for issuance under the plan. The exercise price of a share option may not be less than the market value of the common shares on the date of the grant. The options have a term not exceeding ten years and may not be exercised until the third anni-

(52)	Algoma Annual Report 2004

versary of the date granted. During the year ended December 31, 2004, 153,785 (December 31, 2003 - 260,777) options were granted with a weighted average exercise price of $8.00 (December 31, 2003 - $1.78) per share. The options vest on the first, second and third anniversary dates. The estimated weighted average fair value of the options of $4.35 (December 31, 2003 - $1.08) per share was determined using the Black-Scholes options pricing model with the following assumptions:

	2004	2003
Expected time until exercise	5 years	5 years
Risk-free interest rate	4%	4%
Expected volatility in stock price	60%	70%
Expected dividend yield	0%	0%

A summary of the status of the Corporation’s share option plan as of December 31, 2004 is as follows:

	2004		2003
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Balance outstanding, beginning of year	260,777	$1.78	-	$-
Granted	153,785	8.00	260,777	$1.78
Exercised	(133,990)	1.78	-	-
Forfeited/expired	-	-	-	-
Balance outstanding, end of year	280,572	$5.19	260,777	$1.78
Exercisable, end of year	346	$1.78	123,122	$1.78

The weighted average remaining term of the outstanding share options is 8.7 years (2003 - 9.4 years).

Restricted Share Unit Plan

In May 2003, the Corporation’s shareholders approved the creation of a Restricted Share Unit Plan that permits the Corporation, at its option, to award restricted share units to senior management and directors. A restricted share unit vests on the grant date and entitles the participant to one common share to be issued from treasury on the third anniversary of the grant date. The Corporation has reserved one million common shares for issuance under the plan. During the year ended December 31, 2004, the Corporation granted 43,480 (December 31, 2003 - 27,300) restricted share units with a grant date fair value of $8.00 (December 31, 2003 - $1.67) per unit. All of these restricted share units were outstanding at December 31, 2004.

Note 13. Profit Sharing Plan

The Corporation has a profit sharing plan for all employees. The amount of profit sharing is based on a percentage of annual income from operations as follows:

Annual Income from Operations	Profit Sharing Percentage
$0 - $50 million	0%
$50 - $100 million	6%
$100 - $150 million	8%
Greater than $150 million	10%

During the year, $51.7 million was accrued under the Corporation’s profit sharing plan and charged to Cost of Sales. Under the terms of the collective agreements reached with the Corporation’s unionized employees on July 30, 2004, $27.6 million was advanced to employees in August 2004. Settlement of the profit sharing plan will be made in March 2005.

Algoma Annual Report 2004	(53)

Notes to Consolidated Financial Statements

Note 14. Contributed Surplus

(in millions)	December 31, 2004	December 31, 2003
Balance, beginning of year	$112.1	$95.6
Realization of income tax assets not recognized on implementation of fresh start accounting	114.6	16.5
Balance, end of year	$226.7	$112.1

Note 15. Income Taxes

The Corporation has requested amendments to prior years’ Federal and Provincial income tax returns in order to maximize tax depreciation deductions. The amendments resulted in an increase in the future tax asset in respect of tax loss carry-forwards and a corresponding increase in the future tax liability related to tax depreciation deducted in excess of book amortization. The changes have no impact on the income tax provision or the net future income tax assets reported in the statement of financial position. Where applicable, comparative information presented in the tables below have been adjusted to reflect the amendments.

The provision for income taxes is summarized as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Current	$14.3	$2.2	$2.1	$0.2
Future	181.3	16.2	26.0	-
	$195.6	$18.4	$28.1	$0.2

The composition of the future income tax provision is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Initiating temporary differences:
Non-deductible accounting reserves	$1.3	$(0.6)	$(2.8)	$1.1
Non-deductible pension and post-employment expense	(14.8)	(11.4)	(8.6)	-
Tax depreciation greater (less) than book amortization	54.7	4.9	9.1	(1.8)
Unrealized foreign exchange gains on $U.S. debt	2.0	6.5	0.2	-
Current period tax loss	-	(4.1)	(2.9)	-
Realization of income tax assets not recognized on implementation of fresh start accounting:
Non-deductible accounting reserves	-	-	5.2	-
Tax loss carry-forwards	99.6	1.3	4.7	-
Pension and post-employment costs	25.1	10.0	8.2	-
Other	1.8	-	0.7	-
Effect of tax rate increase	-	(2.5)	-	-
Loss carry-forwards	-	-	-	(13.3)
Disposition of joint venture interest	-	-	-	(10.5)
Decrease in future income tax assets resulting from financial reorganization (note 1)	-	-	-	64.9
Other	0.4	(1.5)	0.8	(1.3)
	170.1	2.6	14.6	39.1
Increase in valuation allowance in respect of tax assets arising after implementing fresh start accounting	11.2	13.6	11.4	-
Decrease in valuation allowance	-	-	-	(39.1)
	$181.3	$16.2	$26.0	$-

(54)	Algoma Annual Report 2004

The geographical components of the income (loss) before income taxes is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Canada	$540.8	$30.5	$44.7	$(20.1)
United States	(1.4)	(3.7)	(0.1)	(5.8)
	$539.4	$26.8	$44.6	$(25.9)

Effective income tax rate

The following table explains the variation between the Corporation’s provision for income taxes and the statutory income tax rate:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Income tax provision based on the combined statutory rate of 43.1% [2003 - 41.6%; 2002 - 41.6%]	$232.4	$11.1	$18.5	$(10.8)
Add (deduct):
Non-taxable items	-	(5.6)	(1.8)	-
Manufacturing and processing credit	(48.0)	0.4	(3.3)	1.8
Unrecognized income tax benefit of initiating deductible differences	11.1	11.8	11.5	9.0
Large Corporations Tax	2.7	2.2	2.2	0.2
Other, net	(2.6)	(1.5)	1.0	-
Provision for income taxes	$195.6	$18.4	$28.1	$0.2

The Corporation’s effective income tax rate is higher than its statutory manufacturing and processing rate of 34.1% primarily due to a valuation allowance being taken against future tax assets arising in periods after the application of fresh start accounting.

Algoma Annual Report 2004	(55)

Notes to Consolidated Financial Statements

Components of future income tax assets and liabilities are summarized as follows:

	December 31, 2004		December 31, 2003
	Pre-fresh Start	Post-fresh Start	Pre-fresh Start	Post-fresh Start
Future income tax assets - current
Canadian taxes
Accounting reserves not currently deductible for tax purposes	$-	$2.4	$-	$3.7
Tax loss carry-forwards	48.5	8.5	13.0	-
	48.5	10.9	13.0	3.7
Valuation allowance	-	-	(13.0)	(3.7)
Total current assets	$48.5	$10.9	$-	$-
Future income tax assets - non-current
Canadian taxes
Tax loss carry-forwards	$6.2	$-	$142.6	$8.5
Unfunded pension benefits	5.8	17.6	26.2	9.8
Post-employment benefit obligation	65.3	18.3	70.0	11.4
Provincial minimum tax credits	-	-	13.1	-
Other	10.6	1.5	12.8	0.2
	87.9	37.4	264.7	29.9
Valuation allowance	(81.7)	(37.4)	(183.6)	(21.4)
	6.2	-	81.1	8.5
United States taxes
Tax loss carry-forwards	54.0	-	55.8	-
Valuation allowance	(54.0)	-	(55.8)	-
	-	-	-	-
Total non-current assets	6.2	-	81.1	8.5
Future income tax liabilities - non-current
Canadian taxes
Tax depreciation claimed in excess of book amortization	(66.6)	(70.7)	(67.0)	(15.9)
Unrealized foreign exchange gain on $U.S. debt	-	(8.7)	-	(6.7)
Total non-current liabilities	(66.6)	(79.4)	(67.0)	(22.6)
Net non-current assets (liabilities)	$(60.4)	$(79.4)	$14.1	$(14.1)

Future income tax assets are recognized to the extent that it is determined to be more likely than not that sufficient taxable income will be available within the carry-forward periods to allow the asset to be realized. The determination is made at the bal-ance sheet date by assessing all positive and negative evidence regarding the future sources of taxable income. In accordance with GAAP, any benefit recognized in respect of the pre-fresh start tax assets is credited directly to contributed surplus (note 14).

The valuation allowance in respect of the Canadian future income tax assets decreased by $102.6 million during 2004 due to the recognition of $114.9 million of pre-fresh start assets offset by an additional allowance of $12.3 million in respect of post-fresh start assets.

The Corporation’s U.S. subsidiary, Cannelton Iron Ore Company (“Cannelton”), has not engaged in any business activ-ity since the disposition of its joint venture interest (note 19). Consequently, a full valuation allowance of $54.0 million has been recorded against its future income tax assets.

(56)	Algoma Annual Report 2004

Loss carry-forwards

The Corporation’s non-capital losses were reduced by approximately $179.4 million as a result of debts being discharged under the financial reorganization for less than their principal amount. After giving effect to the reorganization and the refiling of prior year income tax returns, Federal and Ontario non-capital losses at December 31, 2004 are approximately $110.8 million and $282.0 million, respectively, and expire between the years 2008 and 2010. The foreign exchange effect of the settlement of the $US First Mortgage Notes under the reorganization resulted in a capital loss of $42.1 million, $7.8 million of which was applied against capital gains realized in 2004. A future income tax asset of $6.2 million has been recognized at December 31, 2004 in respect of the remaining capital losses. The Corporation’s estimate of income tax loss carry-forwards has not been reviewed by the Canada Revenue Agency and may be subject to change.

Cannelton has non-capital losses of approximately U.S. $79.2 million, U.S. $37.0 million of which expire between 2006 and 2010, U.S. $5.8 million in 2021 and U.S. $36.4 million in 2022. Cannelton also has a capital loss of approximately U.S. $52.8 million that expires in 2007 and can be applied against future capital gains.

Note 16. Contingencies and Commitments

Contractual commitments at December 31, 2004 amounted to $12.1 million relating to authorized capital projects.

Under operating leases for premises and equipment, the Corporation is obligated to make aggregate payments of $3.1 million, comprised of $1.3 million in 2005, $0.8 million in 2006 and $1.0 million in subsequent years.

The Corporation has 12 years remaining in a 15-year agreement to source all iron ore requirements from a single sup-plier (note 19). The purchase commitment for 2005 under this agreement is approximately U.S. $190.0 million. Under the terms of the agreement, the Corporation pays for its annual purchases evenly throughout the year which, at any given time, can result in prepayments. At December 31, 2004, $11.3 million (U.S. $9.5 million) is included in prepaid expenses in this respect (December 31, 2003 - $5.2 million (U.S. $4.0 million)).

The Corporation has fixed volume and price contracts for the purchase of natural gas and electricity. The natural gas contracts have from 3 to 12 months remaining while the electricity contract has 12 months remaining. The 2005 purchase com-mitments under these contracts are approximately $61.3 million for natural gas and $12.0 million for electricity.

The Corporation has an agreement to source all coal requirements from a single supplier until March 31, 2006. The purchase commitment for 2005 under this agreement is approximately U.S. $94.0 million.

The Corporation has 10-1/2 years remaining in a contract with a single supplier for the purchase of oxygen, argon and nitrogen. The annual purchases under this contract approximate $15.8 million.

The Corporation is committed to approximately $31.0 million of capital expenditures extending to 2010 for environmental compliance.

Note 17. Segmented Information

The Corporation is viewed as a single business segment involving basic steel production for purposes of internal performance measurement and resource allocation. The revenue by product group is as follows:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Sheet and strip	$1,285.8	$847.7	$845.9	$71.6
Plate	450.4	262.2	198.7	16.8
Other	66.9	28.3	35.5	-
	$1,803.1	$1,138.2	$1,080.1	$88.4

Sales to customers in the United States were approximately $427.3 million for the year ended December 31, 2004 (2003 -$241.8 million; eleven months ended December 31, 2002 - $235.7 million; month of January, 2002 - $14.6 million). Export sales to other countries were approximately $26.4 million for the year ended December 31, 2004 (2003 - $16.5 million; eleven months ended December 31, 2002 - $8.4 million; month of January 2002 - $0.7 million).

Algoma Annual Report 2004	(57)

Notes to Consolidated Financial Statements

One customer represented 11% of total sales in the year ended December 31, 2004 (2003 - no customer represented 10% or more; eleven months ended December 31, 2002 - no customer represented 10% or more; month of January 2002 - no customer represented 10% or more).

At December 31, 2004, one customer represented 14.5% of the accounts receivable balance (December 31, 2003 - two customers each represented 12.9% of the accounts receivable balance).

Note 18. Changes in Operating Working Capital Components Affecting Cash

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Accounts receivable	$(123.7)	$20.1	$(28.7)	$18.3
Inventories	(28.8)	58.3	(78.2)	49.5
Prepaid expenses	(5.8)	10.8	(13.0)	1.5
Accounts payable and accrued liabilities	44.7	(5.6)	23.6	(22.8)
Income and other taxes payable	1.8	3.3	(5.8)	2.5
	$(111.8)	$86.9	$(102.1)	$49.0

Note 19. Disposition of Joint Venture Interest

In January 2002, the Corporation’s wholly-owned U.S. subsidiary, Cannelton, completed an agreement with Cleveland-Cliffs Inc. (“Cliffs”) to transfer Cannelton’s 45% interest in the Tilden Mining Company L.C. (“Tilden”) in exchange for the assumption by Cliffs of Cannelton’s share of Tilden’s liabilities and no cash consideration. As part of this arrangement, the Corporation entered into an exclusive 15-year supply agreement with Cliffs for a minimum annual supply of 2.5 million tons of iron ore at market prices. If the Corporation defaults under the supply agreement prior to December 31, 2008, then 50% of the liabilities assumed by Cliffs will revert back to Cannelton and the Corporation. These assumed liabilities could include contingent obligations, such as environmental costs, that are not reflected in Tilden’s financial statements.

Note 20. Other Long-term Liabilities

(in millions)	December 31, 2004	December 31, 2003
Environmental liabilities (a)	$7.9	$7.3
Cost savings repayment (b)	-	10.0
Long-term lease obligation	0.5	0.7
Other	0.2	0.9
	$8.6	$18.9

(a)
At December 31, 2004, this liability has been determined based on the Corporation’s best estimate of the costs to be incurred, discounted at a risk-free rate of 4.5% (December 31, 2003 - 4.9%). Changes in future conditions could require a change in this liability.

(b)
Under the terms of the collective bargaining agreements negotiated as part of the financial reorganization, $10.0 million of the 2002 cost savings were paid to employees on June 30, 2004, and $10.0 million of the 2003 savings will be paid on June 30, 2005. The payments will be deferred if, at the relevant time, all accrued interest on the 11% Notes and 1% convertible Notes has not been paid.

Note 21. Financial Instruments

The Corporation utilizes commodity price swap contracts to hedge the cost of natural gas and electricity. As at December 31, 2004, the Corporation had no natural gas swaps outstanding. At December 31, 2003, the aggregate notional amount of the

(58)	Algoma Annual Report 2004

natural gas swaps outstanding was approximately 4.3 million MMBtus. The Corporation paid a fixed average price of $6.30 per MMBtu and received a floating average price per MMBtu based on the settlement price per MMBtu for the NYMEX Henry Hub Natural Gas futures contract.

As at December 31, 2004, the Corporation had no electricity swaps outstanding. At December 31, 2003, the aggregate notional amount of the electricity swap outstanding was 120,600 Megawatt hours. The Corporation paid a fixed average price of $48.50 per Megawatt hour and received a floating average price per Megawatt hour based on the hourly Ontario energy price.

The Corporation estimated that the fair value of the commodity price swap contracts at December 31, 2003 was $4.4 million based on available broker quotes.

Note 22.	Significant Differences Between Canadian and United States Generally Accepted Accounting Principles (GAAP)

The Corporation’s consolidated financial statements are prepared using Canadian GAAP which conforms with United States GAAP (“U.S. GAAP”) except as described below.

Under Canadian GAAP, the discounted value of the 1% convertible Notes is segregated into a debt and equity com-ponent with the accretion of the equity component being charged directly to retained earnings (note 8(b)). Under U.S. GAAP, the discounted value of the 1% convertible Notes would be presented entirely as long-term debt with accretion being charged to income as interest on long-term debt. The value ascribed to the holder conversion option would be reclassified within share-holders’ equity to contributed surplus.

An additional minimum pension liability is reported under U.S. GAAP when the accrued benefit liability in the consol-idated balance sheet is less than the plan deficit represented by the excess of the accumulated benefit obligation over the market value of the plan assets. An intangible asset is recorded up to the amount of any unrecognized past service costs with any remain-ing amount being charged to comprehensive income.

Under U.S. GAAP, the change in the fair value of a derivative in a cash flow hedging relationship is recorded in com-prehensive income until realized.

Under Canadian GAAP, adjustments to the reported amounts of assets and liabilities resulting from reorganization and the application of fresh start accounting are charged to shareholders’ equity. Under U.S. GAAP, these amounts are charged to net income in the period prior to the application of fresh start accounting.

(a)	Reconciliation of net income (loss) between Canadian and United States GAAP:

	Year ended December 31, 2004	Year ended December 31, 2003	Eleven months ended December 31, 2002	Pre- reorganization One month ended January 31, 2002
Net income (loss) as reported	$343.8	$8.4	$16.5	$(26.1)
Accretion of equity component of convertible long-term debt	(0.4)	(0.6)	(0.6)	-
Foreign exchange adjustment on equity component of long-term debt	-	1.0	0.1	-
Reorganization and fresh start adjustments	-	-	-	441.0
Net income (loss) in accordance with U.S. GAAP	343.4	8.8	16.0	414.9
Change in fair value of swap contracts	(4.4)	4.4	-	-
Additional minimum pension liability	(40.9)	(47.7)	(4.6)	-
Comprehensive income (loss) in accordance with U.S. GAAP	$298.1	$(34.5)	$11.4	$414.9
Net income (loss) per share:
Basic	$9.35	$0.38	$0.72	$7.74
Diluted	$8.81	$0.29	$0.53	$7.74
Comprehensive income (loss) per share:
Basic	$8.11	$(1.42)	$0.50	$7.74
Diluted	$7.65	$(1.42)	$0.37	$7.74

Algoma Annual Report 2004	(59)

Notes to Consolidated Financial Statements

(b)	As a result of the Canadian/U.S. GAAP reconciliation and additional disclosure requirements under U.S. GAAP, the changes to the consolidated balance sheet are as follows:

(in millions)	December 31, 2004	December 31, 2003
[i] Swap asset
Balance under Canadian GAAP	$-	$-
Fair value of swap contracts	-	4.4
Balance under U.S. GAAP	$-	$4.4
[ii] Deferred pension costs
Balance under Canadian GAAP	$-	$-
Deferred past service cost	41.6	-
Balance under U.S. GAAP	$41.6	$-
[iii] Accrued pension liability
Balance under Canadian GAAP	$40.3	$87.4
Additional minimum pension liability	134.8	52.3
Balance under U.S. GAAP	$175.1	$139.7
[iv] Long-term debt
Balance under Canadian GAAP	$150.3	$164.4
Equity component of convertible debt	-	6.2
Foreign exchange adjustment on equity component of convertible debt	-	(1.2)
Balance under U.S. GAAP	$150.3	$169.4
[v] Shareholders’ equity
[a] Capital stock
Balance under Canadian GAAP	$318.5	$214.8
Foreign exchange adjustment of equity component on conversion	(1.3)	(0.1)
Ascribed value of holder conversion option credited on conversion	(21.5)	(8.7)
Balance under U.S. GAAP	$295.7	$206.0
[b] Convertible long-term debt
Balance under Canadian GAAP	$-	$19.5
Reclassified to long-term debt	-	(6.2)
Ascribed value of holder conversion option	-	(13.3)
Balance under U.S. GAAP	$-	$-
[c] Contributed surplus
Balance under Canadian GAAP	$226.7	$112.1
Foreign exchange adjustment on convertible long-term debt	0.1	0.1
Ascribed value of holder conversion option on convertible long-term debt at January 31, 2002	21.5	22.0
Balance under U.S. GAAP	$248.3	$134.2
[d] Retained earnings
Balance under Canadian GAAP	$367.1	$23.7
Foreign exchange adjustment on equity component of long-term debt	1.2	1.2
Balance under U.S. GAAP	$368.3	$24.9
[e] Accumulated other comprehensive loss
Balance under Canadian GAAP	$-	$-
Fair value of swap contracts	-	4.4
Additional pension obligation	(93.2)	(52.3)
Balance under U.S. GAAP	$(93.2)	$(47.9)

(c)	The accounts receivable balance at December 31, 2004 includes a $2.2 million allowance for doubtful accounts (December 31, 2003 - $2.2 million).
(d)	Approximately 98% of the Corporation’s employees are covered by collective bargaining agreements. The new collective bar-gaining agreements negotiated August 1, 2004, expire on July 31, 2007.

(60)	Algoma Annual Report 2004

Directors & Officers

Chairman
Benjamin C. Duster (5)
Head of Financial Restructuring
Masson & Company, LLC
New York, NY, USA

Directors
Denis Turcotte
President and CEO
Algoma Steel Inc.
Sault Ste. Marie, Ontario

Patrick J. Lavelle (1)(2)(4)
Chairman and CEO
Patrick J. Lavelle and Associates
Toronto, Ontario

James J. Lawson (3)(4)
President and CEO
Westerkirk Capital Inc.
Toronto, Ontario

Charles Masson (1)(4)(5)
Partner
Masson & Company, LLC
New York, NY, USA

Francis Petro (1)(2)(3)
President and CEO
Haynes International Inc.
Kokomo, Indiana, USA

Steve Bowsher (3)(5)
President
ClearCut Advisors
Prospect Heights, Illinois, USA

Murray Nott (1)(4)
Metallurgical Specialist-Quality Eng.
Algoma Steel Inc.
Sault Ste. Marie, Ontario

John Kallio (2)(5)
Union Department Steering Commitee
Co-Chair, Plate & Strip
Algoma Steel Inc.
Sault Ste. Marie, Ontario

Marie Kelly
Assistant Director
United Steelworkers of America
Toronto, Ontario

Officers
Denis Turcotte
President and Chief Executive Officer

Glen P. Manchester
Vice President, Finance
and Chief Financial Officer

Paul C. Finley
Vice President, Business Development
and Corporate Secretary

Stephen Boniferro
Vice President, Human Resources

Armando Plastino
Vice President, Operations

Paul Royal
Vice President, Commercial

Tom Holder
Director, Finance and Accounting

(1) Member of Audit Committee
(2) Member of Health, Safety and Environment Committee
(3) Member of Human Resources and Compensation Committee
(4) Member of Corporate Governance Committee
(5) Member of Strategic Planning Committee

Shareholder and Investor Information

Share Listings
Algoma Steel Inc. trades on the Toronto Stock Exchange under the symbol AGA.

Share Transfer Agent
Computershare Trust Company of Canada
Shareholders Services
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1 800 564-6253
Facsimile: (514) 982-7635
E-mail: caregistryinfo@computershare.com

2004 Auditors
Ernst & Young LLP, Toronto

Legal Counsel
Torys LLP, Toronto

Trustee, Paying Agent and Registrar for 11% Notes
Wilmington Trust Company
Rodney Square North
1100 North Market Street
Wilmington, Delaware 19890
Telephone: (302) 636-6023
Facsimile: (302) 636-4143

Annual and Special Meeting
The Algoma Steel Inc. Annual and Special Meeting will be held:
Wednesday, May 11, 2005 at 10:00 a.m.
St. Lawrence Hall (Great Hall)
157 King Street East
Toronto, Ontario M5C 1G9

Corporate Information

Corporate Head Office
105 West Street
Sault Ste. Marie, Ontario P6A 7B4
Telephone: (705) 945-2351
Facsimile: (705) 945-2203
Internet address: www.algoma.com

Sales Office
5515 North Service Road, Suite 301
Burlington, Ontario L7L 6G4
Telephone: (905) 331-3400
Canada toll-free: 1 800 387-7850
U.S. toll-free: 1 800 387-9495
Facsimile: (905) 331-3408

Sales Office
717 – 7th Avenue S.W., Suite 1450
Calgary, Alberta T2P 0Z3
Telephone: (403) 263-4102
Facsimile: (403) 233-0636
Toll-free telephone in Alberta, British Columbia and Saskatoon, Saskatchewan:
1 800 661-9234

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